FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

Supplement for the month of April 2008.

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Financial Highlights – Year ended March 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: April 28, 2008	By:	/s/ Toshio Hirota
Toshio Hirota
Executive Managing Director

Financial Summary For the Year Ended March 31, 2008 (US GAAP)

Date:	April 25, 2008

Company name (code number):	Nomura Holdings, Inc. (8604)
Stock exchange listings:	(In Japan) Tokyo, Osaka, Nagoya
(Overseas) New York, Singapore
Representative:	Kenichi Watanabe
President and Chief Executive Officer, Nomura Holdings, Inc.
For inquiries:	Tomoyuki Funabiki
Managing Director, Investor Relations Department, Nomura Holdings, Inc.
Tel: (Country Code 81) 3-5255-1000
URL http://www.nomura.com

1. Consolidated Operating Results

(1) Operating Results

	For the year ended March 31
	2008		2007
	(Yen amounts in millions, except per share data)
		% Change from March 31, 2007
Total revenue	1,593,722	(22.2)%	2,049,101
Net revenue	787,257	(27.8)%	1,091,101
Income (loss) before income taxes	(64,588)	—	321,758
Net income (loss)	(67,847)	—	175,828

Basic net income (loss) per share	(35.55)		92.25
Diluted net income (loss) per share	(35.57)		92.00
Net income to shareholders’ equity (ROE)	(3.3)%		8.3%
Income before income taxes to total assets (ROA)	(0.2)%		0.9%
Income before income taxes divided by total revenue	(4.1)%		15.7%
Equity in earnings of affiliates	10,416		53,367

(2) Financial Position

	At March 31
	2008	2007
	(Yen amounts in millions, except per share data)
Total assets	26,298,798	35,873,374
Shareholders’ equity	1,988,124	2,185,919
Shareholders’ equity as a percentage of total assets	7.6%	6.1%
Shareholders’ equity per share	1,042.60	1,146.23

(3) Cash flows

	For the year ended March 31
	2008	2007
	(Yen amounts in millions)
Net cash used in operating activities	(647,906)	(1,627,156)
Net cash used in investing activities	(102,019)	(533,813)
Net cash provided by financing activities	942,879	1,568,703
Cash and cash equivalents at end of period	507,236	410,028

2. Cash dividends

	For the year ended March 31
	2007	2008	2009 (Plan)
	(Yen amounts, except Total annual dividends)
Target dividends per share See note [1]
dividends record dates
At June 30	8.00	8.50	8.50
At September 30	8.00	8.50	8.50
At December 31	8.00	8.50	8.50
At March 31	8.00	8.50	8.50
Additional payout based on the level of profit See note 2
At March 31	12.00	—	Unconfirmed
Total at March 31	20.00	8.50	Unconfirmed
For the year	44.00	34.00	34.00
Total annual dividends (Yen amounts in millions)	83,939	64,921	—
Consolidated payout ratio	47.7%	—	—
Consolidated dividends as a percentage of shareholders’ equity per share	3.9%	3.1%	—

Note:

1.	Target dividends are minimum level of cash dividends.
2.	When Nomura achieves a sufficient level of profit, additional dividend will be added to its annual target dividends per share taking into consideration the consolidated payout ratio of over 30%.

3. Earnings forecasts for the year ending March 31, 2009

Nomura provides investment, financing and related services in the capital markets on a global basis. In the global capital markets there exist uncertainties due to, but not limited to, economic and market conditions. Nomura, therefore, does not present earnings forecasts.

4. Other

(1)	Significant changes to consolidated subsidiaries during the period : None

Note: Please refer to page 14 “Organizational Structure” for details.

(2)	Changes in accounting basis, procedure and presentation for the consolidated financial statements

The items described in “Significant changes for presenting the consolidated financial statements”.

a) Changes in accounting principles : Yes

b) Other changes : None

Note: Please refer to page 23 “Note 1. Summary of accounting policies” for details.

(3)	Number of shares issued (common stock)

	At March 31
	2008	2007
Number of shares outstanding (including treasury stock)	1,965,919,860	1,965,919,860
Treasury stock	57,886,944	57,730,371

Note:

1.	Treasury stock represents the number of share owned by Parent Company.
2.	Please refer to page 24 “Note 2. Per share data” for the number of shares used in basic net income per share calculation.

Parent Company Only Operating Results (Japanese GAAP)

(1) Operating Results

	For the year ended March 31
	2008		2007
	(Yen amounts in millions, except per share data)
		% Change from March 31, 2007
Operating revenue	419,649	23.1%	340,886
Operating income	244,380	19.0%	205,358
Ordinary income	246,231	18.8%	207,221
Net profit	53,985	(65.9)%	158,235

Net profit per share	28.27		82.97
Fully diluted net profit per share	28.07		82.59

(2) Financial Position

	At March 31
	2008	2007
	(Yen amounts in millions, except per share data)
Total assets	4,449,810	4,438,039
Total net assets	1,423,661	1,475,328
Total net assets as a percentage of total assets	31.7%	33.2%
Total net assets per share	740.17	772.51

Shareholders’ equity	1,412,260	1,474,104

Financial Summary for the Fiscal Year Ended March 31, 2008

Results of Operations

US GAAP Figures

	Billions of yen		% Change
	For the year ended		(%)
	March 31, 2008 (2007.4.1~ 2008.3.31) (A)	March 31, 2007 (2006.4.1~ 2007.3.31) (B)	(A-B)/(B)
Net revenue	787.3	1,091.1	(27.8)
Non-interest expenses	851.8	769.3	10.7

Income (loss) before income taxes	(64.6)	321.8	—
Income tax expense	3.3	145.9	(97.8)

Net income (loss)	(67.8)	175.8	—

Return on equity (ROE)	(3.3)%	8.3%	—

Nomura Holdings, Inc. and its consolidated entities (“Nomura”) reported net revenue of 787.3 billion yen for the fiscal year ended March 31, 2008, a decrease of 27.8% from the previous year, and non-interest expenses of 851.8 billion yen, a 10.7% year-on-year increase. Loss before income taxes was 64.6 billion yen, while net loss was 67.8 billion yen. As a result, ROE for the full year was minus 3.3%.

Total of business segments

	Billions of yen		% Change
	For the year ended		(%)
	March 31, 2008 (2007.4.1~ 2008.3.31) (A)	March 31, 2007 (2006.4.1~ 2007.3.31) (B)	(A-B)/(B)
Net revenue	837.4	1,057.7	(20.8)
Non-interest expenses	851.8	680.5	25.2

Income (loss) before income taxes	(14.4)	377.3	—

In business segment totals, which exclude unrealized gains (losses) on investments in equity securities held for operating purposes, net revenue for the year ended March 31, 2008, decreased 20.8% from the prior year to 837.4 billion yen. Non-interest expenses increased 25.2% year-on-year to 851.8 billion yen, and loss before income taxes was 14.4 billion yen. Nomura engages in private equity investing through its Global Merchant Banking division. Nomura’s US GAAP consolidated financial information for the fiscal year ended March 31, 2007, includes the effect of consolidation/deconsolidation of certain private equity investee companies1. Please refer to page 25 for an explanation of the differences between US GAAP and business segment values.

[1]	The above amounts reflect retrospective application of Statement of Position 07-1, “Clarification of the Scope of the Audit and Accounting Guide—Investment Companies and Accounting by Parent Companies and Equity Method Investors for Investments in Investment Companies” for the year ended March 31, 2008.

Income (loss) before income taxes by business segment

	Billions of yen		% Change
	For the year ended		(%)
	March 31, 2008 (2007.4.1~ 2008.3.31) (A)	March 31, 2007 (2006.4.1~ 2007.3.31) (B)	(A-B)/(B)
Domestic Retail	122.3	160.9	(24.0)
Global Markets	(226.2)	58.8	—
Global Investment Banking	22.8	44.4	(48.7)
Global Merchant Banking	53.3	52.8	1.0
Asset Management	31.0	36.5	(15.0)

Sub Total	3.2	353.3	(99.1)
Other	(17.6)	23.9	—

Income (loss) before income taxes	(14.4)	377.3	—

In Domestic Retail, income before income taxes decreased 24.0% from the previous year to 122.3 billion yen. The overall market slump triggered by turmoil in the global financial markets led to a drop off in stock subscriptions and purchases as well as weaker sales of investment trusts during the second half of the year, resulting in a decline in brokerage commissions and commissions for distribution of investment trusts. Distribution of newly-launched investment trusts remained robust, especially for bond investment trusts. Sales of structured bonds declined as a result of the rapid rise of the yen, leading to lower sales credit. However, sales of foreign currency bonds were strong in the second half of the year. Although Domestic Client Assets1 declined by 13 trillion yen from the prior year to 72.2 trillion yen due to the impact of the downturn in the stock market, our client base steadily expanded with net asset inflow of 4.9 trillion yen and an increase of 213 thousand accounts with balance to a total of 4.165 million accounts.

In Global Markets, loss before income taxes was 226.2 billion yen. The environment in Fixed Income remained harsh as a global credit crunch sparked by subprime problems hit and the yen appreciated sharply. Amid this environment, Fixed Income revenue declined as a result of significantly increased provisions made for transactions with monoline insurers, a realized loss booked on our exit from the US RMBS-related business, and a realized and unrealized loss in the US CMBS-related business. In Equity, although trading revenue from MPOs and credit derivatives declined, revenue increased as Instinet, which was acquired in February 2007, contributed to revenue, order flow for non-Japanese equities expanded, and trading of listed equities contributed to revenue. Meanwhile, expenses increased due to the acquisition of Instinet.

Global Investment Banking income before income taxes was 22.8 billion yen, a 48.7% decline from the prior year. While the M&A-related business remained strong and we maintained our high market share, revenue decreased due to a marked decline in overall transaction value in the equity finance market. In equity financing, we acted as lead manager on major deals for Sony Financial Holdings and Yamada Denki, and ranked number one in the Global Equity and Equity-related (Japan) league table2 for the seventh straight year in fiscal 2007.

In M&A, we acted as financial advisor on All Nippon Airways’ sale of its hotel business and the tender offer by Japan Tobacco for Katokichi. We topped the fiscal 2007 Any Japanese Involvement Financial Advisor M&A league table3. Internationally, we were global coordinator on Russia’s largest-ever IPO for PIK Group, a major Russian residential property developer.

[2]	Domestic Client Assets refers to the sum of assets under custody in the Domestic Retail segment (including regional financial institutions) and the Financial Management Division.
[3]	Source: Thomson Financial

Global Merchant Banking income before income taxes increased 1.0% year-on-year to 53.3 billion yen. We booked realized and unrealized gains on the sale of Deutsche Annington and valuation at fair value of Annington in the UK, both investee companies of Terra Firma, as well as on the sale of our stake in Nomura Principal Finance investee companies Sliontec and Wanbishi Archives.

Asset Management income before income taxes declined 15.0% from the prior year to 31 billion yen. Firm sales of newly-launched funds, such as the Nomura New Global High Interest Rate Currencies Fund, and existing balanced funds, such as the My Story Profit Distribution-type Course B Fund, as well as new mandates in the domestic and overseas investment advisory business, helped boost assets under management. However, deteriorating market conditions due to the slump in stock prices and appreciation of the yen led to a 1.2 trillion yen decline in the outstanding balance of assets under management from the prior year to 25.8 trillion yen.

Although asset management fees increased, unrealized losses were booked on pilot funds and seed money for new product development and revenue was flat compared to the prior year, which included realized gains booked on sales of affiliated companies. Compensation and benefits were up due to increased headcount and information technology expenses increased due to new investment.

Loss before income taxes in Other was 17.6 billion yen. Total loss before income taxes for all business segments was 14.4 billion yen.

Financial Position

Total assets as of March 31, 2008, were 26.3 trillion yen, a decrease of 9.6 trillion yen compared to March 31, 2007, reflecting primarily a decrease in Collateralized agreements and Trading assets. Total liabilities as of March 31, 2008, were 24.3 trillion yen, a decrease of 9.4 trillion yen compared to March 31, 2007, mainly due to a decrease in Collateralized financing. Total shareholders’ equity at March 31, 2008, was 2.0 trillion yen, a decrease of 198 billion yen compared to March 31, 2007, mainly due to a decrease in Retained earnings.

Cash and cash equivalents as of March 31, 2008, increased by 97 billion yen compared to March 31, 2007. During the fiscal year ended on March 31, 2008, Net cash used in operating activities amounted to 648 billion yen mainly due to an increase in Securities purchased under agreements to resell net of securities sold under agreements to repurchase, an increase in Securities borrowed net of securities loaned, and an increase in Loans and receivables net of allowance. Net cash used in investing activities during the period was 102 billion yen, mainly due to Payments for purchase of office buildings, land, equipment and facilities. Net cash provided by financing activities during the period was 943 billion yen mainly due to an increase in long term and short term borrowings.

Financial Summary for the Three Months Ended March 31, 2008

Results of Operations

US GAAP Figures

	Billions of yen		% Change	Billions of yen	% Change
	For the three months ended		(%)	For the three months ended	(%)
	March 31, 2008 (2008.1.1~ 2008.3.31) (A)	December 31, 2007 (2007.10.1~ 2007.12.31) (B)	(A-B)/(B)	March 31, 2007 (2007.1.1~ 2007.3.31) (C)	(A-C)/(C)
Net revenue	21.5	244.3	(91.2)	311.3	(93.1)
Non-interest expenses	219.8	199.9	10.0	228.1	(3.6)

Income (loss) before income taxes	(198.3)	44.4	—	83.2	—
Income tax expense	(44.5)	22.6	—	50.1	—

Net income (loss)	(153.9)	21.8	—	33.1	—

Return on equity (ROE, annualized)	(29.2)%	3.9%	—	6.0%	—

Nomura reported net revenue of 21.5 billion yen for the three months ended March 31, 2008, a 91.2% decrease from the previous quarter and a 93.1% decline compared to the prior-year fourth quarter. Non-interest expenses increased 10.0% from the previous quarter and decreased 3.6% compared to the same period last year, to 219.8 billion yen. Loss before income taxes was 198.3 billion yen, while net loss was 153.9 billion yen. As a result, ROE for the fourth quarter was minus 29.2%.

Total of business segments

	Billions of yen		% Change	Billions of yen	% Change
	For the three months ended		(%)	For the three months ended	(%)
	March 31, 2008 (2008.1.1~ 2008.3.31) (A)	December 31, 2007 (2007.10.1~ 2007.12.31) (B)	(A-B)/(B)	March 31, 2007 (2007.1.1~ 2007.3.31) (C)	(A-C)/(C)
Net revenue	38.5	251.4	(84.7)	283.6	(86.4)
Non-interest expenses	219.8	199.9	10.0	202.3	8.6

Income (loss) before income taxes	(181.4)	51.5	—	81.2	—

In business segment totals, which exclude unrealized gains (losses) on investments in equity securities held for operating purposes, net revenue for the three months ended March 31, 2008, decreased 84.7% from the third quarter and 86.4% from the same period last year to 38.5 billion yen. Non-interest expenses increased 10.0% from the prior quarter and 8.6% year-on-year to 219.8 billion yen, and loss before income taxes was 181.4 billion yen. Nomura engages in private equity investing through its Global Merchant Banking division. Nomura’s US GAAP consolidated financial information for the fiscal year ended March 31, 2007, includes the effect of consolidation/deconsolidation of certain private equity investee companies4. Please refer to page 36 for an explanation of the differences between US GAAP and business segment values.

[4]	The above amounts reflect retrospective application of Statement of Position 07-1, “Clarification of the Scope of the Audit and Accounting Guide—Investment Companies and Accounting by Parent Companies and Equity Method Investors for Investments in Investment Companies” for the year ended March 31, 2008.

Income (loss) before income taxes by business segments

	Billions of yen		% Change	Billions of yen	% Change
	For the three months ended		(%)	For the three months ended	(%)
	March 31, 2008 (2008.1.1~ 2008.3.31) (A)	December 31, 2007 (2007.10.1~ 2007.12.31) (B)	(A-B)/(B)	March 31, 2007 (2007.1.1~ 2007.3.31) (C)	(A-C)/(C)
Domestic Retail	11.1	28.5	(61.2)	43.3	(74.5)
Global Markets	(208.9)	24.4	—	23.9	—
Global Investment Banking	0.2	5.7	(95.9)	11.6	(98.0)
Global Merchant Banking	20.1	(12.3)	—	(5.2)	—
Asset Management	2.5	8.6	(71.2)	8.0	(68.9)

Sub Total	(175.1)	54.9	—	81.7	—
Other	(6.3)	(3.4)	—	(0.5)	—

Income (loss) before income taxes	(181.4)	51.5	—	81.2	—

Fourth quarter income (loss) before income taxes was 11.1 billion yen in Domestic Retail, down 61.2% from the third quarter and 74.5% lower than the same period last year; minus 208.9 billion yen in Global Markets; 235 million yen in Global Investment Banking, down 95.9% from the third quarter and 98.0% from the same period last year; 20.1 billion yen in Global Merchant Banking; and 2.5 billion yen in Asset Management, down 71.2% from the third quarter and 68.9% from the same period last year.

Loss before income taxes in Other was 6.3 billion yen. Total loss before income taxes for all business segments was 181.4 billion yen.

Business Segment Results for the Three Months Ended March 31, 2008

Operating Results of Domestic Retail

	Billions of yen		% Change
	For the three months ended		(%)
	March 31, 2008 (2008.1.1~ 2008.3.31) (A)	December 31, 2007 (2007.10.1~ 2007.12.31) (B)	(A-B)/(B)
Net revenue	78.5	98.4	(20.2)
Non-interest expenses	67.5	69.9	(3.5)

Income (loss) before income taxes	11.1	28.5	(61.2)

Net revenue decreased 20.2% from the previous quarter to 78.5 billion yen. Non-interest expenses decreased 3.5% to 67.5 billion yen. Income before income taxes was 11.1 billion yen, down 61.2% compared to the prior quarter.

Domestic Client Assets5 declined by 9.1 trillion yen from the end of December to 72.2 trillion yen due to the downturn in the stock market. However, net asset inflow remained steady at 700 billion yen, while the number of accounts with balance increased to 4.165 million.

Turmoil in the global financial markets led to slower sales of investment trusts and structured bonds, causing commissions for distribution of investment trusts, investment trust administration fees and other, and sales credit to decline. Moreover, stock brokerage commissions fell due to an overall market decline in equity transaction value from individual investors.

Operating Results of Global Markets

	Billions of yen		% Change
	For the three months ended		(%)
	March 31, 2008 (2008.1.1~ 2008.3.31) (A)	December 31, 2007 (2007.10.1~ 2007.12.31) (B)	(A-B)/(B)
Net revenue	(133.3)	103.2	—
Non-interest expenses	75.6	78.8	(4.0)

Income (loss) before income taxes	(208.9)	24.4	—

Net revenue was minus 133.3 billion yen. Non-interest expenses decreased 4.0% to 75.6 billion yen. Loss before income taxes was 208.9 billion yen.

Fixed Income booked a significant loss in the fourth quarter due to increased credit provisions for transactions with monoline insurers and unrealized losses in the US CMBS-related business as a result of the dislocation in the credit markets.

In Equity, despite strong revenue at Instinet, net revenue declined due primarily to weak trading on the back of the slump in the stock market.

[5]	Domestic Client Assets refers to the sum of assets under custody in the Domestic Retail segment (including regional financial institutions) and the Financial Management Division.

Operating Results of Global Investment Banking

	Billions of yen		% Change
	For the three months ended		(%)
	March 31, 2008 (2008.1.1~ 2008.3.31) (A)	December 31, 2007 (2007.10.1~ 2007.12.31) (B)	(A-B)/(B)
Net revenue	14.8	20.8	(28.7)
Non-interest expenses	14.6	15.0	(3.1)

Income (loss) before income taxes	0.2	5.7	(95.9)

Net revenue decreased 28.7% from the previous quarter to 14.8 billion yen. Non-interest expenses declined 3.1% to 14.6 billion yen, while income before income taxes declined 95.9% to 235 million yen.

The slump in the domestic stock market continued during the fourth quarter and the overall market for equity finance declined further. In spite of this, we acted as lead manager on a number of major deals including a recapitalization convertible bond issued for recapitalization by Yamada Denki and the IPO of Seven Bank. As such, we retained our high market share and topped the Global Equity and Equity-related (Japan) league table6 for fiscal 2007 fourth quarter.

In M&A, we were financial advisor on the tender offer by Fujifilm Holdings for Toyama Chemical and topped the fiscal 2007 fourth quarter Any Japanese Involvement Financial Advisor M&A league table6.

Operating Results of Global Merchant Banking

	Billions of yen		% Change
	For the three months ended		(%)
	March 31, 2008 (2008.1.1~ 2008.3.31) (A)	December 31, 2007 (2007.10.1~ 2007.12.31) (B)	(A-B)/(B)
Net revenue	23.1	(10.2)	—
Non-interest expenses	3.0	2.1	40.7

Income (loss) before income taxes	20.1	(12.3)	—

Net revenue was 23.1 billion yen, primarily due to an unrealized gain on the valuation at fair value of Terra Firma investee company Annington. Non-interest expenses increased by 40.7% from the previous quarter to 3 billion yen. Income before income taxes was 20.1 billion yen.

[6]	Source: Thomson Financial

Operating Results of Asset Management

	Billions of yen		% Change
	For the three months ended		(%)
	March 31, 2008 (2008.1.1~ 2008.3.31) (A)	December 31, 2007 (2007.10.1~ 2007.12.31) (B)	(A-B)/(B)
Net revenue	17.3	23.2	(25.3)
Non-interest expenses	14.8	14.6	1.7

Income (loss) before income taxes	2.5	8.6	(71.2)

Net revenue decreased 25.3% from the previous quarter to 17.3 billion yen, non-interest expenses increased 1.7% to 14.8 billion yen, and income before income taxes decreased 71.2% to 2.5 billion yen.

The concerns over global credit markets, the downturn in the stock market, and the sharp appreciation of the yen compounded to push sales of investment trusts down to a low level. As a result, the outstanding balance of assets under management declined by 3.9 trillion yen from the end of December to 25.8 trillion yen. In addition, unrealized losses were booked on pilot funds and seed money used in the development of new products.

Other Operating Results

	Billions of yen		% Change
	For the three months ended		(%)
	March 31, 2008 (2008.1.1~ 2008.3.31) (A)	December 31, 2007 (2007.10.1~ 2007.12.31) (B)	(A-B)/(B)
Net revenue	38.0	15.9	138.4
Non-interest expenses	44.3	19.4	128.9

Income (loss) before income taxes	(6.3)	(3.4)	—

Net revenue in Other increased 138.4% from the prior quarter to 38.0 billion yen. Loss before income taxes was 6.3 billion yen.

Non-interest Expenses (Segment Total)

	Billions of yen		% Change
	For the three months ended		(%)
	March 31, 2008 (2008.1.1~ 2008.3.31) (A)	December 31, 2007 (2007.10.1~ 2007.12.31) (B)	(A-B)/(B)
Compensation and benefits	78.4	93.4	(16.0)
Commissions and floor brokerage	24.5	20.4	20.3
Information processing and communications	37.2	33.9	9.9
Occupancy and related depreciation	19.5	14.3	37.0
Business development expenses	10.0	9.5	5.8
Other	50.1	28.5	75.7

Non-Interest Expenses	219.8	199.9	10.0

Business segment non-interest expenses increased 10.0% from the previous quarter to 219.8 billion yen.

Nomura’s Capital Management

Capital Management Policy

Nomura seeks to enhance shareholder value by capturing business opportunities as they develop. To achieve this goal, Nomura maintains sufficient capital to support its business. Nomura reviews its sufficiency of capital as appropriate, taking into consideration economic risks inherent in its businesses, regulatory requirements, and maintenance of a sufficient debt rating for a global financial institution.

Dividend

In regard to cash dividends, Nomura first decides target dividend amounts, minimum level of cash dividend, taking into account the firm’s dividend-on-equity ratio (DOE) of about 3%. When Nomura achieves a sufficient level of profit, it will decide the amount of the year-end cash dividend taking into consideration a pay-out ratio of over 30%. Nomura seeks to ensure sustainable growth of its target dividend in the medium to long term. As for retained profits, Nomura intends to invest in business areas where high profitability and growth may reasonably be expected, including development and expansion of infrastructure, to maximize value for shareholders.

Stock Repurchase

Nomura repurchases shares when it recognizes the need to set out flexible financial strategies that allow the Board to respond quickly to changes in the business environment. When Nomura decides to set up a share buyback program, the firm will announce the decision soon after it is made and purchase the shares following internal guidelines.

The annual dividend for the current fiscal year is 34 yen per share, in line with Nomura’s capital management policy.

Nomura provides investment, financing and services in the capital markets on a global basis. In the global capital markets there exist uncertainties due to, but not limited to, economic and market conditions. Nomura, therefore, does not present earnings forecasts and dividend forecasts.

Organizational Structure

Nomura Holdings, Inc. and its consolidated subsidiaries, with a core of broker-dealer business, provide a wide range of investment, financing and related services to customers on a global basis. The services we provide include trading, underwriting, and offering securities, asset management services, and others.

The following table lists Nomura Holdings, Inc. and its significant subsidiaries, affiliates or equity-method investments.

Nomura Holdings, Inc.

Domestic Subsidiaries

Nomura Securities Co., Ltd.

Nomura Asset Management Co., Ltd.

The Nomura Trust & Banking Co., Ltd.

Nomura Babcock & Brown Co., Ltd.

Nomura Capital Investment Co., Ltd.

Nomura Investor Relations Co., Ltd.

Nomura Principal Finance Co., Ltd.

Nomura Funds Research and Technologies Co., Ltd.

Nomura Pension Support & Service Co., Ltd.

Nomura Research & Advisory Co., Ltd.

Nomura Business Services Co., Ltd.

Nomura Facilities, Inc.

Nomura Institute of Capital Markets Research

Joinvest Securities Co., Ltd.

Nomura Healthcare Co., Ltd.

Private Equity Funds Research and Investments Co., Ltd.

Overseas Subsidiaries

Nomura Holding America Inc.

Nomura Securities International, Inc.

Nomura Corporate Research and Asset Management Inc.

Nomura Derivative Products, Inc.

Nomura Global Financial Products, Inc.

Nomura America Mortgage Finance, LLC

Nomura Europe Holdings plc

Nomura International plc

Nomura Bank International plc

Banque Nomura France

Nomura Bank (Luxembourg) S.A.

Nomura Bank (Deutschland) GmbH

Nomura Bank (Switzerland) Ltd.

Nomura Italia S.I.M. p.A.

Nomura Investment Banking (Middle East) B.S.C. (Closed)

Nomura Funding Facility Corporation Limited

Nomura Global Funding plc

Nomura Europe Finance N.V.

Nomura Principal Investment plc

Nomura Capital Markets plc

NHI Acquisition Holding Inc.

Instinet Incorporated

Nomura Asia Holding N.V.

Nomura International (Hong Kong) Limited

Nomura Singapore Limited

Nomura Malaysia Sdn. Bhd.

Nomura Australia Limited

PT Nomura Indonesia

Affiliates

Nomura Research Institute, Ltd.

JAFCO Co., Ltd.

Nomura Land and Building Co., Ltd.

Capital Nomura Securities Public Company Limited

Corporate Goals and Principles

Fundamental Management Policy

Nomura Group is committed to a management vision of firmly establishing itself as a globally competitive financial services group. We have also set a management target of maintaining an average consolidated return on equity (ROE) of 10% to 15% on a consolidated basis over the medium to long term.

In pursuing this vision, we put our clients first and contribute to the creation of an affluent society based on investment by listening closely to the needs of our clients and delivering superior investment services and high value added solutions via the financial and capital markets. We aim to go beyond the boundaries of the traditional securities business to take the lead in expanding into new business areas, and thereby construct new growth models, diversify our sources of earnings, and achieve a profit structure resilient to changes in the market environment. In addition, we will promote compliance with applicable laws, regulations and ensure proper corporate behavior.

Structure of Business Operations

Nomura Group is organized around globally-linked business divisions under a unified strategy, rather than individual legal entities. Nomura Group’s operations are comprised of Domestic Retail, Global Markets, Global Investment Banking, Global Merchant Banking and Asset Management. We will strive to achieve a higher level of specialization in each division, advance and progress our business in each respective area, and maximize the collective strength of Nomura Group by enhancing collaboration between business divisions.

Management Challenges and Strategies

The outlook of the global economy is becoming increasingly clouded due to an adjustment in the U.S. housing market. That said, the Asian economy remains robust on the whole. Credit tightening triggered by subprime issues has compounded with this economic environment, causing continued instability in the global financial and capital markets, and the business environment is expected to remain unfavorable.

In this environment, we aim to realize our management vision and continue growing by thoroughly understanding client trends and needs, anticipating risks, and developing new business. To do so, we will implement the following initiatives to address the current challenges we face.

In Domestic Retail, we will enhance collaboration between branch offices, online services and call centers to create a seamless service network and provide customers with the most suitable products and services. We aim to continue being a trusted partner for our clients by promptly providing products and services that meet their individual needs.

Global Market will be the product supply hub for Nomura Group and provide high value-added products and solutions by enhancing product development expertise in areas such as derivatives and by making full use of Instinet’s global trading infrastructure. In the fixed income business, we will rebuild our global structure in order to strengthen our business with global clients. In the equity business, we aim to establish ourselves as a bulge bracket firm in the pan-Asian equity brokerage business, while maintaining our dominance in the Japanese market.

In Global Investment Banking, we will expand our M&A advisory and corporate financing businesses by providing high value-added solutions in line with each client’s individual needs. We aim to expand our presence globally as the competitive investment bank in Asia, while expanding our business based on the Japanese market. In other words, our aim is to establish ourselves as the representative investment bank of Asia and to be recognized as the investment bank that provides the best services in Asia.

In Global Merchant Banking, we aim at further growth as one of the largest private equity firms in Japan by improving the enterprise value of companies we invest in. In Asia and Europe, we intend to maximize the value of our investments by pursuing operations suitable to the distinct characteristics of each region and utilizing the resources of the Group.

In Asset Management, we aim to further enhance our investment capabilities globally and increase competitiveness especially in Japan and Asia. In Japan, we intend to be recognized increasingly by individual investors and institutional investors and to raise our brand value through the diversification of the investment opportunities we can offer and the expansion of our sales channels. Internationally, we will increase assets under management by meeting the needs for investment in Japan and Asia.

In addressing the challenges and implementing the strategies outlined above, we will bring together the collective strengths of our domestic and international operations to expand and develop financial and capital markets, while also increasing profitability across Nomura Group to realize our management vision and maximize shareholder value.

NOMURA HOLDINGS, INC.

CONSOLIDATED INCOME STATEMENT INFORMATION

(UNAUDITED)

	Millions of yen		% Change
	For the year ended
	March 31, 2008 (A)	March 31, 2007 (B)	(A-B)/(B)
Revenue:
Commissions	404,659	337,458	19.9
Fees from investment banking	85,096	99,276	(14.3)
Asset management and portfolio service fees	189,712	145,977	30.0
Net gain on trading	61,720	290,008	(78.7)
Gain on private equity investments	76,505	47,590	60.8
Interest and dividends	796,540	981,344	(18.8)
(Loss) gain on investments in equity securities	(48,695)	(20,103)	—
Private equity entities product sales	—	100,126	—
Other	28,185	67,425	(58.2)

Total revenue	1,593,722	2,049,101	(22.2)
Interest expense	806,465	958,000	(15.8)

Net revenue	787,257	1,091,101	(27.8)

Non-interest expenses :
Compensation and benefits	366,805	345,936	6.0
Commissions and floor brokerage	90,192	50,812	77.5
Information processing and communications	135,004	109,987	22.7
Occupancy and related depreciation	64,841	61,279	5.8
Business development expenses	38,135	38,106	0.1
Private equity entities cost of goods sold	—	57,184	—
Other	156,868	106,039	47.9

	851,845	769,343	10.7

Income (loss) before income taxes	(64,588)	321,758	—
Income tax expense	3,259	145,930	(97.8)

Net income (loss)	(67,847)	175,828	—

Per share of common stock:

	Yen		% Change
Basic-
Net income (loss)	(35.55)	92.25	—

Diluted-
Net income (loss)	(35.57)	92.00	—

NOMURA HOLDINGS, INC.

CONSOLIDATED BALANCE SHEET INFORMATION

(UNAUDITED)

	Millions of yen
	March 31, 2008	March 31, 2007	Increase/(Decrease)
ASSETS
Cash and cash deposits:
Cash and cash equivalents	507,236	410,028	97,208
Time deposits	758,130	546,682	211,448
Deposits with stock exchanges and other segregated cash	168,701	97,302	71,399

	1,434,067	1,054,012	380,055

Loans and receivables:
Loans receivable	784,262	935,711	(151,449)
Receivables from customers	43,623	47,518	(3,895)
Receivables from other than customers	1,045,541	637,209	408,332
Allowance for doubtful accounts	(1,399)	(2,027)	628

	1,872,027	1,618,411	253,616

Collateralized agreements:
Securities purchased under agreements to resell	3,233,200	8,061,805	(4,828,605)
Securities borrowed	7,158,167	9,776,422	(2,618,255)

	10,391,367	17,838,227	(7,446,860)

Trading assets and private equity investments*:
Trading assets	10,325,760	12,830,826	(2,505,066)
Private equity investments	330,745	347,394	(16,649)

	10,656,505	13,178,220	(2,521,715)

Other assets:
Office buildings, land, equipment and facilities (net of accumulated depreciation and amortization of ¥260,910 million at March 31, 2008 and ¥249,592 million at March 31, 2007, respectively)	389,151	422,290	(33,139)
Non-trading debt securities*	246,108	255,934	(9,826)
Investments in equity securities*	139,330	195,238	(55,908)
Investments in and advances to affiliated companies*	361,334	441,536	(80,202)
Other	808,909	869,506	(60,597)

	1,944,832	2,184,504	(239,672)

Total assets	26,298,798	35,873,374	(9,574,576)

*	Including securities pledged as collateral

NOMURA HOLDINGS, INC.

CONSOLIDATED BALANCE SHEET INFORMATION

(UNAUDITED)

	Millions of yen
	March 31, 2008	March 31, 2007	Increase/(Decrease)
LIABILITIES AND SHAREHOLDERS’ EQUITY
Short-term borrowings	1,426,266	1,093,529	332,737

Payables and deposits:
Payables to customers	396,629	304,462	92,167
Payables to other than customers	569,294	623,143	(53,849)
Deposits received at banks	362,775	418,250	(55,475)

	1,328,698	1,345,855	(17,157)

Collateralized financing:
Securities sold under agreements to repurchase	4,298,872	11,874,697	(7,575,825)
Securities loaned	3,753,730	7,334,086	(3,580,356)
Other secured borrowings	2,488,129	1,390,473	1,097,656

	10,540,731	20,599,256	(10,058,525)

Trading liabilities	5,154,369	4,800,403	353,966
Other liabilities	636,184	845,522	(209,338)
Long-term borrowings	5,224,426	5,002,890	221,536

Total liabilities	24,310,674	33,687,455	(9,376,781)

Shareholders’ equity:
Common stock
Authorized - 6,000,000,000 shares
Issued - 1,965,919,860 shares at March 31, 2008 and March 31, 2007, respectively
Outstanding - 1,906,885,059 shares at March 31, 2008 and 1,907,049,871 shares at March 31, 2007	182,800	182,800	—
Additional paid-in capital	177,227	165,496	11,731
Retained earnings	1,779,783	1,910,978	(131,195)
Accumulated other comprehensive income	(71,111)	6,613	(77,724)

	2,068,699	2,265,887	(197,188)
Common stock held in treasury, at cost -
59,034,801 shares and 58,869,989 shares at March 31, 2008 and March 31, 2007, respectively	(80,575)	(79,968)	(607)

Total shareholders’ equity	1,988,124	2,185,919	(197,795)

Total liabilities and shareholders’ equity	26,298,798	35,873,374	(9,574,576)

NOMURA HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(UNAUDITED)

	Millions of yen
	For the year ended
	March 31, 2008	March 31, 2007
Common stock
Balance at beginning of year	182,800	182,800

Balance at end of year	182,800	182,800

Additional paid-in capital
Balance at beginning of year	165,496	159,527
Loss on sales of treasury stock	(1,458)	(556)
Issuance of common stock options	13,189	6,525

Balance at end of year	177,227	165,496

Retained earnings
Balance at beginning of year	1,910,978	1,819,037
Net income	(67,847)	175,828
Cash dividends	(64,883)	(83,887)
Adjustments to initially apply FIN 48	1,266	—
Adjustments to initially apply EITF 06-2	(1,119)	—
Adjustments to initially apply SOP 07-1	2,049	—
Loss on sales of treasury stock	(661)	—

Balance at end of year	1,779,783	1,910,978

Accumulated other comprehensive income
Cumulative translation adjustments
Balance at beginning of year	36,889	(1,129)
Net change during the year	(65,305)	38,018

Balance at end of year	(28,416)	36,889

Defined benefit pension plans
Balance at beginning of year	(30,276)	(14,096)
Pension liability adjustment	(12,419)	(387)
Adjustments to initially apply SFAS 158(1)	—	(15,793)

Balance at end of year	(42,695)	(30,276)

Balance at end of year	(71,111)	6,613

Common stock held in treasury
Balance at beginning of year	(79,968)	(82,812)
Repurchases of common stock	(3,525)	(204)
Sale of common stock	85	25
Common stock issued to employees	2,862	2,910
Other net change in treasury stock	(29)	113

Balance at end of year	(80,575)	(79,968)

Total shareholders’ equity
Balance at end of year	1,988,124	2,185,919

(1)	For the initial year of application, the adjustments are not reflected on the consolidated comprehensive income.

Note: Reclassifications -

Certain prior period amounts have been reclassified to conform to the current period presentation.

NOMURA HOLDINGS, INC.

CONSOLIDATED INFORMATION OF CASH FLOWS

(UNAUDITED)

	Millions of yen
	For the year ended
	March 31, 2008	March 31, 2007
Cash flows from operating activities:
Net (loss) income	(67,847)	175,828
Adjustments to reconcile net (loss) income to net cash used in operating activities:
Depreciation and amortization	63,463	50,432
Loss on investments in equity securities	48,695	20,103
Changes in operating assets and liabilities:
Time deposits	(314,240)	24,395
Deposits with stock exchanges and other segregated cash	(82,817)	(30,186)
Trading assets and private equity investments	1,790,764	1,039,123
Trading liabilities	841,065	(1,986,980)
Securities purchased under agreements to resell, net of securities sold under agreements to repurchase	(2,562,836)	1,243,337
Securities borrowed, net of securities loaned	(1,036,076)	(177,234)
Other secured borrowings	1,097,679	(1,612,879)
Loans and receivables, net of allowance	(599,995)	95,843
Payables	347,224	(154,665)
Other, net	(172,985)	(314,273)

Net used in operating activities	(647,906)	(1,627,156)

Cash flows from investing activities:
Payments for purchases of office buildings, land, equipment and facilities	(126,285)	(101,784)
Proceeds from sales of office buildings, land, equipment and facilities	15,621	634
Payments for purchases of investments in equity securities	(615)	(9,284)
Proceeds from sales of investments in equity securities	7,887	25,109
Decrease (increase) in loans receivable at banks, net	14,042	(73,611)
Decrease (increase) in non-trading debt securities, net	2,665	(37,861)
Other, net	(15,334)	(337,016)

Net cash used in investing activities	(102,019)	(533,813)

Cash flows from financing activities:
Increase in long-term borrowings	2,425,393	2,736,688
Decrease in long-term borrowings	(1,722,644)	(1,451,500)
Increase in short-term borrowings, net	386,048	377,788
(Decrease) increase in deposits received at banks, net	(57,756)	17,947
Proceeds from sales of common stock	828	2,379
Payments for repurchases of common stock	(3,525)	(204)
Payments for cash dividends	(86,866)	(114,395)
Proceeds from issuances of stock by a subsidiary	1,401	—

Net cash provided by financing activities	942,879	1,568,703

Effect of initial adoption of SOP 07-1 on cash and cash equivalents	(38,427)	—
Effect of exchange rate changes on cash and cash equivalents	(57,319)	10,333

Net increase (decrease) in cash and cash equivalents	97,208	(581,933)
Cash and cash equivalents at beginning of the period	410,028	991,961

Cash and cash equivalents at end of the period	507,236	410,028

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION

(UNAUDITED)

1.	Summary of accounting policies:

Basis of presentation—

The consolidated financial information herein has been prepared in accordance with Nomura’s accounting policies which are disclosed in the notes of Nomura Holdings, Inc.’s Annual Securities Report (the annual report filed in Japan on June 28, 2007) and Form 20-F (the annual report filed with the U.S. Securities and Exchange Commission on July 12, 2007) for the year ended March 31, 2007.

Presentations of significant changes in accounting principles are as follows:

Accounting for uncertainty in income taxes —

Nomura adopted Financial Accounting Standards Board (“FASB”) Interpretation No.48, “Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109” on April 1, 2007. In accordance with this standard, the adjusted amount due to the initial adoption was recorded in the retained earnings.

Accounting for sabbatical leave and other similar benefits —

Nomura adopted FASB Emerging Issues Task Force (“EITF”) Issue No.06-2, “Accounting for Sabbatical Leave and Other Similar Benefits Pursuant to FASB Statement No.43” on April 1, 2007. In accordance with this standard, the adjusted amount due to the initial adoption was recorded in the retained earnings.

Accounting for Investment companies —

Nomura early adopted Statement of Position 07-1, “Clarification of the Scope of the Audit and Accounting Guide—Investment Companies and Accounting by Parent Companies and Equity Method Investors for Investments in Investment Companies” (“SOP 07-1”) issued by the AICPA in June 2007. SOP 07-1 addresses whether the accounting principles of the Audit and Accounting Guide for Investment Companies should be applied to an entity by clarifying the definition of an investment company, and whether those accounting principles should be retained by a parent company in consolidation or by an investor in the application of the equity method of accounting. All investments made by investment companies within the scope of the guide are carried at fair value, with changes in fair value recognized through earnings. SOP 07-1 also addresses if adoption of the SOP was made in other than the first interim period of the year of change, the change is reported by retrospective application to the previous interim periods of the year. Therefore Nomura adopted the SOP as of April 1, 2007 and the adjusted amount due to the initial adoption was recorded in the retained earnings as of the beginning of the year.

2.	Per share data

Shareholders’ equity per share is calculated based on the following number of shares.

Number of shares outstanding (March 31, 2008)	1,906,885,059

Net income (loss) per share is calculated based on the following number of shares.

Average number of shares outstanding (March 31, 2008)	1,908,399,176

3.	Segment Information-Operating segment:

The following table shows business segment information and reconciliation items to the consolidated income statement information.

(1)	Net revenue

	Millions of yen		% Change
	For the year ended
	March 31, 2008 (A)	March 31, 2007 (B)	(A-B)/(B)

Business segment information:
Domestic Retail	402,018	440,118	(8.7)
Global Markets	95,597	290,028	(67.0)
Global Investment Banking	83,109	99,187	(16.2)
Global Merchant Banking	64,793	64,969	(0.3)
Asset Management	90,641	90,106	0.6

Sub Total	736,158	984,408	(25.2)
Other	101,268	73,338	38.1

Net revenue	837,426	1,057,746	(20.8)

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	(50,169)	(38,232)	—
Effect of consolidation/deconsolidation of certain private equity investee companies	—	71,587	—

Net revenue	787,257	1,091,101	(27.8)

(2) Non-interest expenses
Business segment information:
Domestic Retail	279,702	279,253	0.2
Global Markets	321,794	231,222	39.2
Global Investment Banking	60,336	54,783	10.1
Global Merchant Banking	11,473	12,153	(5.6)
Asset Management	59,652	53,649	11.2

Sub Total	732,957	631,060	16.1
Other	118,888	49,397	140.7

Non-interest expenses	851,845	680,457	25.2

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	—	—	—
Effect of consolidation/deconsolidation of certain private equity investee companies	—	88,886	—

Non-interest expenses	851,845	769,343	10.7

(3) Income (loss) before income taxes
Business segment information:
Domestic Retail	122,316	160,865	(24.0)
Global Markets	(226,197)	58,806	—
Global Investment Banking	22,773	44,404	(48.7)
Global Merchant Banking	53,320	52,816	1.0
Asset Management	30,989	36,457	(15.0)

Sub Total	3,201	353,348	(99.1)
Other *	(17,620)	23,941	—

Income (loss) before income taxes	(14,419)	377,289	—

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	(50,169)	(38,232)	—
Effect of consolidation/deconsolidation of certain private equity investee companies	—	(17,299)	—

Income (loss) before income taxes	(64,588)	321,758	—

*	Major components

Transactions between operating segments are recorded within segment results on commercial terms and conditions and are eliminated in “Other.”

The following table presents the major components of income (loss) before income taxes in “Other.”

	Millions of yen		% Change
	For the year ended
	March 31, 2008 (A)	March 31, 2007 (B)	(A-B)/(B)
Net gain/loss on trading related to economic hedging transactions	(9,740)	(38,383)	—
Realized gain on investments in equity securities held for operating purposes	1,474	18,129	(91.9)
Equity in earnings of affiliates	4,743	53,169	(91.1)
Corporate items	(13,424)	(11,111)	—
Others	(673)	2,137	—

Total	(17,620)	23,941	—

4.	Other:

The consolidated financial information herein does not include all footnotes required under US GAAP.

Supplemental Consolidated Financial Information

(Unaudited)

This supplemental information (unaudited) contains the following items, where “After Retrospective Application” information are amounts which reflect retrospective application of Statement of Position 07-1, “Clarification of the Scope of the Audit and Accounting Guide—Investment Companies and Accounting by Parent Companies and Equity Method Investors for Investments in Investment Companies” (“SOP 07-1”) and “Before Retrospective Application” information are amounts which were reported previously without application of SOP 07-1.

•	1Q, 2Q and 3Q Cumulative Results Summary of Difference between amounts “After Retrospective Application” and amounts “Before Retrospective Application”

•	1Q, 2Q and 3Q Cumulative Results (“After Retrospective Application” and “Before Retrospective Application”)

- Consolidated Income Statement

- Consolidated Balance Sheets

- Consolidated Statements of Changes in shareholder’s Equity

- Consolidated Cash Flows

- Business Segment

•	Quarterly Results (“After Retrospective Application”)

- Consolidated Income Statement

- Business Segment

•	Commissions/fees received and Net gain on trading (“After Retrospective Application”)

NOMURA HOLDINGS, INC.

CONSOLIDATED INCOME STATEMENT INFORMATION

(UNAUDITED)

	in Yen millions, except per share data
	As of or For the three months ended June 30, 2007	As of or For the six months ended September 30, 2007	As of or For the nine months ended December 31, 2007

Net income:
As previously reported	76,742	66,226	88,872
Adjustment	(804)	(1,995)	(2,866)

As adjusted	75,938	64,231	86,006

Total assets:
As previously reported	37,368,364	29,333,718	26,106,403
Adjustment	(118,309)	(162,415)	(164,675)

As adjusted	37,250,055	29,171,303	25,941,728

Shareholder’s equity:
As previously reported	2,284,350	2,233,928	2,234,581
Adjustment	(547)	(1,372)	(1,581)

As adjusted	2,283,803	2,232,556	2,233,000

Basic earnings per share:
As previously reported	40.22	34.70	46.57
Adjustment	(0.42)	(1.04)	(1.51)

Revised basic earnings per share	39.80	33.66	45.06

Diluted earnings per share:
As previously reported	40.09	34.59	46.42
Adjustment	(0.42)	(1.04)	(1.50)

Revised basic earnings per share	39.67	33.55	44.92

The above table sets forth difference between “After Retrospective Application” amounts which reflect retrospective application of Statement of Position 07-1, “Clarification of the Scope of the Audit and Accounting Guide—Investment Companies and Accounting by Parent Companies and Equity Method Investors for Investments in Investment Companies” (“SOP 07-1”) and “Before Retrospective Application” amounts which were reported previously without application of SOP 07-1.

NOMURA HOLDINGS, INC.

CONSOLIDATED INCOME STATEMENT INFORMATION

(UNAUDITED)

The following table contains “After Retrospective Application” information which are amounts reflecting retrospective application of Statement of Position 07-1, “Clarification of the Scope of the Audit and Accounting Guide—Investment Companies and Accounting by Parent Companies and Equity Method Investors for Investments in Investment Companies” (“SOP 07-1”) and “Before Retrospective Application” information which were amounts reported previously without application of SOP 07-1.

	After Retrospective Application			Before Retrospective Application
	Millions of yen			Millions of yen
	For the three months ended June 30, 2007	For the six months ended September 30, 2007	For the nine months ended December 31, 2007	For the three months ended June 30, 2007	For the six months ended September 30, 2007	For the nine months ended December 31, 2007

Revenue:
Commissions	112,953	219,836	323,270	112,962	219,849	323,291
Fees from investment banking	29,890	46,066	66,406	29,890	46,066	66,406
Asset management and portfolio service fees	47,311	98,221	145,857	47,311	98,221	145,857
Net gain on trading	99,767	108,436	173,526	99,683	107,215	172,322
Gain on private equity investments	46,159	52,933	49,946	45,819	63,652	58,988
Interest and dividends	294,783	540,695	717,975	294,697	540,731	717,509
(Loss) gain on investments in equity securities	(540)	(24,756)	(31,733)	(540)	(24,756)	(31,733)
Private equity entities product sales	—	—	—	36,479	70,827	104,679
Other	16,309	25,940	22,496	16,400	25,355	22,594

Total revenue	646,632	1,067,371	1,467,743	682,701	1,147,160	1,579,913
Interest expense	301,830	545,869	701,988	301,964	546,223	702,882

Net revenue	344,802	521,502	765,755	380,737	600,937	877,031

Non-interest expenses :
Compensation and benefits	100,653	195,023	288,384	105,571	203,223	300,350
Commissions and floor brokerage	22,684	45,263	65,658	23,011	46,351	65,842
Information processing and communications	29,188	63,907	97,776	29,332	64,204	98,226
Occupancy and related depreciation	15,917	31,048	45,306	17,442	33,879	49,584
Business development expenses	8,811	18,677	28,132	9,597	20,061	30,192
Private equity entities cost of goods sold	—	—	—	22,899	44,118	64,932
Other	27,609	78,232	106,757	30,051	92,727	125,448

	204,862	432,150	632,013	237,903	504,563	734,574

Income before income taxes	139,940	89,352	133,742	142,834	96,374	142,457
Income tax expense	64,002	25,121	47,736	66,092	30,148	53,585

Net income	75,938	64,231	86,006	76,742	66,226	88,872

Per share of common stock:

	Yen			Yen
Basic-
Net income	39.80	33.66	45.06	40.22	34.70	46.57

Diluted-
Net income	39.67	33.55	44.92	40.09	34.59	46.42

	(%)			(%)
Net income to shareholders’ equity (ROE)	13.6	5.8	5.2	13.7	6.0	5.4

NOMURA HOLDINGS, INC.

CONSOLIDATED INCOME STATEMENT INFORMATION

(UNAUDITED)

The following table contains “After Retrospective Application” information which are amounts reflecting retrospective application of Statement of Position 07-1, “Clarification of the Scope of the Audit and Accounting Guide—Investment Companies and Accounting by Parent Companies and Equity Method Investors for Investments in Investment Companies” (“SOP 07-1”) and “Before Retrospective Application” information which were amounts reported previously without application of SOP 07-1.

	After Retrospective Application			Before Retrospective Application
	Millions of yen			Millions of yen
	June 30, 2007	September 30, 2007	December 31, 2007	June 30, 2007	September 30, 2007	December 31, 2007
ASSETS
Cash and cash deposits:
Cash and cash equivalents	389,787	622,310	628,182	429,774	660,404	662,633
Time deposits	505,411	945,879	702,402	515,757	955,859	706,982
Deposits with stock exchanges and other segregated cash	135,119	147,505	120,711	135,119	147,505	120,711

	1,030,317	1,715,694	1,451,295	1,080,650	1,763,768	1,490,326

Loans and receivables:
Loans receivable	1,261,531	964,092	902,962	1,261,701	964,214	903,084
Receivables from customers	39,040	34,354	38,233	39,040	34,354	38,233
Receivables from other than customers	737,389	1,232,553	917,802	770,737	1,262,415	950,818
Allowance for doubtful accounts	(1,752)	(1,217)	(1,632)	(2,269)	(1,526)	(1,933)

	2,036,208	2,229,782	1,857,365	2,069,209	2,259,457	1,890,202

Collateralized agreements:
Securities purchased under agreements to resell	8,049,668	3,517,842	2,934,054	8,049,668	3,517,842	2,934,054
Securities borrowed	10,898,493	7,886,590	5,659,339	10,898,493	7,886,590	5,659,339

	18,948,161	11,404,432	8,593,393	18,948,161	11,404,432	8,593,393

Trading assets and private equity investments*:
Trading assets	12,311,017	11,329,299	11,625,383	12,321,297	11,338,576	11,634,860
Private equity investments	563,504	372,539	372,771	357,948	239,843	239,624

	12,874,521	11,701,838	11,998,154	12,679,245	11,578,419	11,874,484

Other assets:
Office buildings, land, equipment and facilities (net of accumulated depreciation and amortization of 238,809 million and 249,074 million at June 30, 2007, 245,977 million and 255,979 million at September 30, 2007 and 257,929 million and 268,370 million at December 31, 2007, respectively)	355,943	382,457	386,697	430,795	449,209	456,596
Non-trading debt securities*	287,411	283,640	257,747	288,297	288,765	262,849
Investments in equity securities*	191,915	162,280	159,581	191,915	162,280	159,581
Investments in and advances to affiliated companies*	393,323	393,390	390,237	449,577	438,610	436,004
Other	1,132,256	897,790	847,259	1,230,515	988,778	942,968

	2,360,848	2,119,557	2,041,521	2,591,099	2,327,642	2,257,998

Total assets	37,250,055	29,171,303	25,941,728	37,368,364	29,333,718	26,106,403

*	Including securities pledged as collateral

NOMURA HOLDINGS, INC.

CONSOLIDATED INCOME STATEMENT INFORMATION

(UNAUDITED)

	After Retrospective Application			Before Retrospective Application
	Millions of yen			Millions of yen
	June 30, 2007	September 30, 2007	December 31, 2007	June 30, 2007	September 30, 2007	December 31, 2007
LIABILITIES AND SHAREHOLDERS’ EQUITY
Short-term borrowings	1,362,834	1,337,925	1,259,790	1,370,874	1,346,591	1,268,476
Payables and deposits:
Payables to customers	353,765	333,375	300,847	353,963	333,445	300,928
Payables to other than customers	549,497	430,468	603,105	565,861	448,544	620,332
Deposits received at banks	465,165	496,792	438,543	463,615	495,770	437,522

	1,368,427	1,260,635	1,342,495	1,383,439	1,277,759	1,358,782

Collateralized financing:
Securities sold under agreements to repurchase	12,105,010	5,619,336	4,632,093	12,105,010	5,619,336	4,632,093
Securities loaned	5,589,077	4,236,458	3,101,114	5,589,077	4,236,458	3,101,114
Other secured borrowings	1,103,900	2,342,188	1,746,309	1,103,900	2,342,188	1,746,309

	18,797,987	12,197,982	9,479,516	18,797,987	12,197,982	9,479,516

Trading liabilities	6,984,916	5,559,848	5,006,307	6,984,916	5,559,848	5,006,307
Other liabilities	1,117,197	831,951	751,265	1,190,306	900,760	814,832
Long-term borrowings	5,334,891	5,750,406	5,869,355	5,356,492	5,816,850	5,943,909

Total liabilities	34,966,252	26,938,747	23,708,728	35,084,014	27,099,790	23,871,822

Shareholders’ equity:
Common stock
Authorized*—6,000,000,000 shares
Issued*—1,965,919,860 shares at June 30, 2007, September 30, 2007, and December 31, 2007 respectively
Outstanding*—1,908,390,828 shares at June 30, 2007, 1,908,831,093 shares at September 30, 2007 and 1,909,085,123 shares at December 31, 2007	182,800	182,800	182,800	182,800	182,800	182,800
Additional paid-in capital	166,891	170,267	173,828	166,891	170,267	173,828
Retained earnings	1,972,854	1,944,616	1,949,920	1,972,728	1,944,562	1,950,737
Accumulated other comprehensive income	39,445	12,485	3,731	40,118	13,911	4,495

	2,361,990	2,310,168	2,310,279	2,362,537	2,311,540	2,311,860
Common stock held in treasury, at cost*—57,529,032 shares, 57,088,767 shares and 56,834,737 shares at June 30, 2007, September 30, 2007 and December 31, 2007 respectively	(78,187)	(77,612)	(77,279)	(78,187)	(77,612)	(77,279)

Total shareholders’ equity	2,283,803	2,232,556	2,233,000	2,284,350	2,233,928	2,234,581

Total liabilities and shareholders’ equity	37,250,055	29,171,303	25,941,728	37,368,364	29,333,718	26,106,403

	(%)			(%)
Shareholders’ equity as a percentage of total assets	6.1	7.7	8.6	6.1	7.6	8.6

	Yen			Yen
Shareholders’ equity per share	1,196.72	1,169.59	1,169.67	1,197.00	1,170.31	1,170.50

*	The quantities of the shares after retrospective application were equal to those before retrospective application respectively.

NOMURA HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(UNAUDITED)

The following table contains “After Retrospective Application” information which are amounts reflecting retrospective application of Statement of Position 07-1, “Clarification of the Scope of the Audit and Accounting Guide—Investment Companies and Accounting by Parent Companies and Equity Method Investors for Investments in Investment Companies” (“SOP 07-1”) and “Before Retrospective Application” information which were amounts reported previously without application of SOP 07-1.

	After Retrospective Application			Before Retrospective Application
	Millions of yen			Millions of yen
	For the three months ended	For the six months ended	For the nine months ended	For the three months ended	For the six months ended	For the nine months ended
	June 30, 2007	September 30, 2007	December 31, 2007	June 30, 2007	September 30, 2007	December 31, 2007
Common stock
Balance at beginning of year	182,800	182,800	182,800	182,800	182,800	182,800

Balance at end of period	182,800	182,800	182,800	182,800	182,800	182,800

Additional paid-in capital
Balance at beginning of year	165,496	165,496	165,496	165,496	165,496	165,496
Loss on sales of treasury stock	(1,458)	(1,458)	(1,458)	(1,458)	(1,458)	(1,458)
Issuance of common stock options	2,853	6,229	9,790	2,853	6,229	9,790

Balance at end of period	166,891	170,267	173,828	166,891	170,267	173,828

Retained earnings
Balance at beginning of year	1,910,978	1,910,978	1,910,978	1,910,978	1,910,978	1,910,978
Net income	75,938	64,231	86,006	76,742	66,226	88,872
Cash dividends	(16,221)	(32,418)	(48,674)	(16,221)	(32,418)	(48,674)
Adjustments to initially apply FIN 48	1,266	1,266	1,266	1,266	1,266	1,266
Adjustments to initially apply EITF 06-2	(1,119)	(1,119)	(1,119)	—	(1,119)	(1,119)
Adjustments to initially apply SOP 07-1	2,049	2,049	2,049	—	—	—
Loss on sales of treasury stock	(37)	(371)	(586)	(37)	(371)	(586)

Balance at end of period	1,972,854	1,944,616	1,949,920	1,972,728	1,944,562	1,950,737

Accumulated other comprehensive income
Cumulative translation adjustments
Balance at beginning of year	36,889	36,889	36,889	36,889	36,889	36,889
Net change during the year	32,985	5,472	(3,541)	33,658	6,898	(2,777)

Balance at end of period	69,874	42,361	33,348	70,547	43,787	34,112

Defined benefit pension plans
Balance at beginning of year	(30,276)	(30,276)	(30,276)	(30,276)	(30,276)	(30,276)
Pension liability adjustment	(153)	400	659	(153)	400	659

Balance at end of period	(30,429)	(29,876)	(29,617)	(30,429)	(29,876)	(29,617)

Balance at end of period	39,445	12,485	3,731	40,118	13,911	4,495

Common stock held in treasury
Balance at beginning of year	(79,968)	(79,968)	(79,968)	(79,968)	(79,968)	(79,968)
Repurchases of common stock	(56)	(102)	(135)	(56)	(102)	(135)
Sale of common stock	12	42	52	12	42	52
Common stock issued to employees	1,825	2,415	2,770	1,825	2,415	2,770
Other net change in treasury stock	0	1	2	0	1	2

Balance at end of period	(78,187)	(77,612)	(77,279)	(78,187)	(77,612)	(77,279)

Total shareholders’ equity
Balance at end of period	2,283,803	2,232,556	2,233,000	2,284,350	2,233,928	2,234,581

NOMURA HOLDINGS, INC.

CONSOLIDATED INFORMATION OF CASH FLOWS

(UNAUDITED)

The following table contains “After Retrospective Application” information which are amounts reflecting retrospective application of Statement of Position 07-1, “Clarification of the Scope of the Audit and Accounting Guide—Investment Companies and Accounting by Parent Companies and Equity Method Investors for Investments in Investment Companies” (“SOP 07-1”) and “Before Retrospective Application” information which were amounts reported previously without application of SOP 07-1.

	After Retrospective Application			Before Retrospective Application
	Millions of yen			Millions of yen
	For the three months ended	For the six months ended	For the nine months ended	For the three months ended	For the six months ended	For the nine months ended
	June 30, 2007	September 30, 2007	December 31, 2007	June 30, 2007	September 30, 2007	December 31, 2007
Cash flows from operating activities:
Net income	75,938	64,231	86,006	76,742	66,226	88,872
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization	14,884	30,201	46,236	15,736	31,757	48,646
Loss on investments in equity securities	540	24,756	31,733	540	24,756	31,733
Changes in operating assets and liabilities:
Time deposits	58,970	(411,300)	(166,450)	56,896	(413,006)	(162,758)
Deposits with stock exchanges and other segregated cash	(33,962)	(52,101)	(25,243)	(33,833)	(51,972)	(25,114)
Trading assets and private equity investments	980,250	1,694,369	1,268,649	956,769	1,599,032	1,173,563
Trading liabilities	1,986,414	751,368	257,224	1,986,414	751,368	257,224
Securities purchased under agreements to resell, net of securities sold under agreements to repurchase	70,803	(1,707,073)	(2,076,667)	70,803	(1,707,073)	(2,076,667)
Securities borrowed, net of securities loaned	(2,799,993)	(1,204,864)	(143,578)	(2,799,993)	(1,204,864)	(143,578)
Other secured borrowings	(286,606)	951,733	355,862	(286,606)	951,733	355,862
Loans and receivables, net of allowance	(279,993)	(590,025)	(290,416)	(279,154)	(589,575)	(290,461)
Payables	(93,509)	(124,305)	25,627	(93,713)	(121,164)	26,142
Other, net	(154,991)	(27,247)	107,648	(135,951)	(3,286)	132,155

Net cash used in operating activities	(461,255)	(600,257)	(523,369)	(465,350)	(666,068)	(584,381)

Cash flows from investing activities:
Payments for purchases of office buildings, land, equipment and facilities	(20,502)	(74,855)	(100,825)	(22,804)	(79,933)	(109,147)
Proceeds from sales of office buildings, land, equipment and facilities	1,117	1,171	3,672	1,189	6,420	8,525
Payments for purchases of investments in equity securities	(500)	(641)	(674)	(500)	(641)	(674)
Proceeds from sales of investments in equity securities	3,596	4,565	4,715	3,596	4,565	4,715
Decrease (increase) in loans receivable at banks, net	(37,608)	(54,010)	7,885	(37,608)	(54,010)	7,885
Increase in non-trading debt securities, net	(32,602)	(30,324)	(5,720)	(31,428)	(33,476)	(8,849)
Other, net	(5,093)	(13,480)	(11,978)	8,448	11,637	9,324

Net cash used in investing activities	(91,592)	(167,574)	(102,925)	(79,107)	(145,438)	(88,221)

Cash flows from financing activities:
Increase in long-term borrowings	801,569	1,564,604	1,963,633	801,569	1,611,754	2,011,083
Decrease in long-term borrowings	(494,329)	(802,663)	(1,180,687)	(495,901)	(805,668)	(1,184,771)
Increase in short-term borrowings, net	253,900	248,642	173,178	250,192	248,861	173,166
Increase in deposits received at banks, net	35,451	72,467	9,970	33,901	71,445	8,948
Proceeds from sales of common stock	342	628	778	342	628	778
Payments for repurchases of common stock	(56)	(102)	(135)	(56)	(102)	(135)
Payments for cash dividends	(38,164)	(54,395)	(70,629)	(38,164)	(54,395)	(70,629)
Proceeds from issuances of stock by a subsidiary	—	—	975	—	—	975

Net cash financing activities	558,713	1,029,181	897,083	551,883	1,072,523	939,415

Effect of initial adoption of SOP 07-1 on cash and cash equivalents	(38,427)	(38,427)	(38,427)	—	—	—
Effect of exchange rate changes on cash and cash equivalents	12,320	(10,641)	(14,208)	12,320	(10,641)	(14,208)

Net increase (decrease) in cash and cash equivalents	(20,241)	212,282	218,154	19,746	250,376	252,605
Cash and cash equivalents at beginning of the period	410,028	410,028	410,028	410,028	410,028	410,028

Cash and cash equivalents at end of the period	389,787	622,310	628,182	429,774	660,404	662,633

NOMURA HOLDINGS, INC.

SUPPLEMENTARY INFORMATION

(UNAUDITED)

The following table contains “After Retrospective Application” information which are amounts reflecting retrospective application of Statement of Position 07-1, “Clarification of the Scope of the Audit and Accounting Guide—Investment Companies and Accounting by Parent Companies and Equity Method Investors for Investments in Investment Companies” (“SOP 07-1”) and “Before Retrospective Application” information which were amounts reported previously without application of SOP 07-1.

Business Segment Information—1Q, 2Q and 3Q Cumulative Results

	After Retrospective Application			Before Retrospective Application
	Millions of yen			Millions of yen
	For the three months ended	For the six months ended	For the nine months ended	For the three months ended	For the six months ended	For the nine months ended
	June 30, 2007	September 30, 2007	December 31, 2007	June 30, 2007	September 30, 2007	December 31, 2007
(1) Net revenue
Business segment information:
Domestic Retail	121,840	225,100	323,508	121,840	225,100	323,508
Global Markets	108,909	125,672	228,900	108,909	125,672	228,900
Global Investment Banking	36,740	47,552	68,309	36,740	47,552	68,309
Global Merchant Banking	43,407	51,865	41,675	43,407	51,865	41,675
Asset Management	26,407	50,093	73,308	26,407	50,093	73,308

Sub Total	337,303	500,282	735,700	337,303	500,282	735,700
Other	10,146	47,302	63,250	15,429	52,416	68,364

Net revenue	347,449	547,584	798,950	352,732	552,698	804,064

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	(2,647)	(26,082)	(33,195)	(2,647)	(26,082)	(33,195)
Effect of consolidation/deconsolidation of certain private equity investee companies	—	—	—	30,652	74,321	106,162

Net revenue	344,802	521,502	765,755	380,737	600,937	877,031

(2) Non-interest expenses
Business segment information:
Domestic Retail	71,285	142,339	212,246	71,285	142,339	212,246
Global Markets	82,866	167,319	246,149	82,866	167,319	246,149
Global Investment Banking	16,003	30,736	45,771	16,003	30,736	45,771
Global Merchant Banking	3,306	6,337	8,471	3,306	6,337	8,471
Asset Management	14,208	30,213	44,806	14,208	30,213	44,806

Sub Total	187,668	376,944	557,443	187,668	376,944	557,443
Other	17,194	55,206	74,570	17,194	55,206	74,559

Non-interest expenses	204,862	432,150	632,013	204,862	432,150	632,002

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	—	—	—	—	—	—
Effect of consolidation/deconsolidation of certain private equity investee companies	—	—	—	33,041	72,413	102,572

Non-interest expenses	204,862	432,150	632,013	237,903	504,563	734,574

(3) Income before income taxes
Business segment information:
Domestic Retail	50,555	82,761	111,262	50,555	82,761	111,262
Global Markets	26,043	(41,647)	(17,249)	26,043	(41,647)	(17,249)
Global Investment Banking	20,737	16,816	22,538	20,737	16,816	22,538
Global Merchant Banking	40,101	45,528	33,204	40,101	45,528	33,204
Asset Management	12,199	19,880	28,502	12,199	19,880	28,502

Sub Total	149,635	123,338	178,257	149,635	123,338	178,257
Other *	(7,048)	(7,904)	(11,320)	(1,765)	(2,790)	(6,195)

Income before income taxes	142,587	115,434	166,937	147,870	120,548	172,062

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	(2,647)	(26,082)	(33,195)	(2,647)	(26,082)	(33,195)
Effect of consolidation/deconsolidation of certain private equity investee companies	—	—	—	(2,389)	1,908	3,590

Income before income taxes	139,940	89,352	133,742	142,834	96,374	142,457

*	Major components

Transactions between operating segments are recorded within segment results on commercial terms and conditions and are eliminated in “Other.”

The following table presents the major components of income (loss) before income taxes in “Other.”

	After Retrospective Application			Before Retrospective Application
	Millions of yen			Millions of yen
	For the three months ended	For the six months ended	For the nine months ended	For the three months ended	For the six months ended	For the nine months ended
	June 30, 2007	September 30, 2007	December 31, 2007	June 30, 2007	September 30, 2007	December 31, 2007
Net gain/loss on trading related to economic hedging transactions	(14,425)	(11,617)	(11,253)	(14,425)	(11,617)	(11,253)
Realized gain on investments in equity securities held for operating purposes	2,107	1,326	1,461	2,107	1,326	1,461
Equity in earnings of affiliates	5,105	7,684	2,437	5,105	7,684	2,437
Corporate items	(9,687)	(21,939)	(33,689)	(9,687)	(21,939)	(33,689)
Others	9,852	16,642	29,724	15,135	21,756	34,849

Total	(7,048)	(7,904)	(11,320)	(1,765)	(2,790)	(6,195)

NOMURA HOLDINGS, INC.

CONSOLIDATED INCOME STATEMENT INFORMATION

(UNAUDITED)

	Millions of yen								% Change
	For the three months ended								(B-A)/(A)
	June 30, 2006	September 30, 2006	December 31, 2006	March 31, 2007	June 30, 2007	September 30, 2007	December 31, 2007(A)	March 31, 2008(B)
Revenue:
Commissions	79,579	66,063	84,190	107,626	112,953	106,883	103,434	81,389	(21.3)
Fees from investment banking	14,351	26,901	32,317	25,707	29,890	16,176	20,340	18,690	(8.1)
Asset management and portfolio service fees	29,732	35,476	36,730	44,039	47,311	50,910	47,636	43,855	(7.9)
Net gain on trading	55,770	47,542	89,152	97,544	99,767	8,669	65,090	(111,806)	—
Gain on private equity investments	9,784	27,511	10,224	71	46,159	6,774	(2,987)	26,559	—
Interest and dividends	207,860	232,311	262,928	278,245	294,783	245,912	177,280	78,565	(55.7)
(Loss) gain on investments in equity securities	(20,509)	(44)	(154)	604	(540)	(24,216)	(6,977)	(16,962)	—
Private equity entities product sales	20,985	21,720	28,778	28,643	—	—	—	—	—
Other	4,178	11,734	45,371	6,142	16,309	9,631	(3,444)	5,689	—

Total revenue	401,730	469,214	589,536	588,621	646,632	420,739	400,372	125,979	(68.5)
Interest expense	195,796	218,236	266,625	277,343	301,830	244,039	156,119	104,477	(33.1)

Net revenue	205,934	250,978	322,911	311,278	344,802	176,700	244,253	21,502	(91.2)

Non-interest expenses:
Compensation and benefits	82,768	79,060	86,679	97,429	100,653	94,370	93,361	78,421	(16.0)
Commissions and floor brokerage	10,255	10,335	12,004	18,218	22,684	22,579	20,395	24,534	20.3
Information processing and communications	23,167	27,434	27,296	32,090	29,188	34,719	33,869	37,228	9.9
Occupancy and related depreciation	14,442	13,743	14,596	18,498	15,917	15,131	14,258	19,535	37.0
Business development expenses	7,848	9,810	9,234	11,214	8,811	9,866	9,455	10,003	5.8
Private equity entities cost of goods sold	11,365	11,843	17,417	16,559	—	—	—	—	—
Other	22,685	25,666	23,577	34,111	27,609	50,623	28,525	50,111	75.7

	172,530	177,891	190,803	228,119	204,862	227,288	199,863	219,832	10.0

Income (loss) before income taxes	33,404	73,087	132,108	83,159	139,940	(50,588)	44,390	(198,330)	—
Income tax expense	13,266	29,560	53,031	50,073	64,002	(38,881)	22,615	(44,477)	—

Net income (loss)	20,138	43,527	79,077	33,086	75,938	(11,707)	21,775	(153,853)	—

	Yen								% Change
Per share of common stock:
Basic-
Net income (loss)	10.52	22.84	41.48	17.35	39.80	(6.13)	11.41	(80.62)	—

Diluted-
Net income (loss)	10.50	22.78	41.38	17.31	39.67	(6.14)	11.37	(80.68)	—

Note: Reclassifications -

The above amounts reflect retrospective application of Statement of Position 07-1, “Clarification of the Scope of the Audit and Accounting Guide—Investment Companies and Accounting by Parent Companies and Equity Method Investors for Investments in Investment Companies” for the year ended March 31, 2008.

NOMURA HOLDINGS, INC.

SUPPLEMENTARY INFORMATION

(UNAUDITED)

Business Segment Information - Quarterly Results

The following table shows quarterly business segment information and reconciliation items to the consolidated income statement.

	Millions of yen								% Change
	For the three months ended								(B-A)/(A)
	June 30, 2006	September 30, 2006	December 31, 2006	March 31, 2007	June 30, 2007	September 30, 2007	December 31, 2007 (A)	March 31, 2008 (B)
(1) Net revenue
Business segment information:
Domestic Retail	105,609	94,518	115,882	124,109	121,840	103,260	98,408	78,510	(20.2)
Global Markets	68,899	48,475	78,068	94,586	108,909	16,763	103,228	(133,303)	—
Global Investment Banking	18,808	29,688	24,088	26,603	36,740	10,812	20,757	14,800	(28.7)
Global Merchant Banking	12,123	44,541	9,249	(944)	43,407	8,458	(10,190)	23,118	—
Asset Management	17,636	23,854	24,543	24,073	26,407	23,686	23,215	17,333	(25.3)

Sub Total	223,075	241,076	251,830	268,427	337,303	162,979	235,418	458	(99.8)
Other	(13,301)	14,649	56,830	15,160	10,146	37,156	15,948	38,018	138.4

Net revenue	209,774	255,725	308,660	283,587	347,449	200,135	251,366	38,476	(84.7)

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	(20,649)	(4,802)	(13,107)	326	(2,647)	(23,435)	(7,113)	(16,974)	—
Effect of consolidation/deconsolidation of certain private equity investee companies	16,809	55	27,358	27,365	—	—	—	—	—

Net revenue	205,934	250,978	322,911	311,278	344,802	176,700	244,253	21,502	(91.2)

(2) Non-interest expenses
Business segment information:
Domestic Retail	63,070	66,347	69,012	80,824	71,285	71,054	69,907	67,456	(3.5)
Global Markets	54,573	52,075	53,928	70,646	82,866	84,453	78,830	75,645	(4.0)
Global Investment Banking	13,237	13,416	13,164	14,966	16,003	14,733	15,035	14,565	(3.1)
Global Merchant Banking	2,326	3,058	2,555	4,214	3,306	3,031	2,134	3,002	40.7
Asset Management	12,413	12,787	12,382	16,067	14,208	16,005	14,593	14,846	1.7

Sub Total	145,619	147,683	151,041	186,717	187,668	189,276	180,499	175,514	(2.8)
Other	9,706	10,350	13,720	15,621	17,194	38,012	19,364	44,318	128.9

Non-interest expenses	155,325	158,033	164,761	202,338	204,862	227,288	199,863	219,832	10.0

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	—	—	—	—	—	—	—	—	—
Effect of consolidation/deconsolidation of certain private equity investee companies	17,205	19,858	26,042	25,781	—	—	—	—	—

Non-interest expenses	172,530	177,891	190,803	228,119	204,862	227,288	199,863	219,832	10.0

(3) Income (loss) before income taxes
Business segment information:
Domestic Retail	42,539	28,171	46,870	43,285	50,555	32,206	28,501	11,054	(61.2)
Global Markets	14,326	(3,600)	24,140	23,940	26,043	(67,690)	24,398	(208,948)	—
Global Investment Banking	5,571	16,272	10,924	11,637	20,737	(3,921)	5,722	235	(95.9)
Global Merchant Banking	9,797	41,483	6,694	(5,158)	40,101	5,427	(12,324)	20,116	—
Asset Management	5,223	11,067	12,161	8,006	12,199	7,681	8,622	2,487	(71.2)

Sub Total	77,456	93,393	100,789	81,710	149,635	(26,297)	54,919	(175,056)	—
Other *	(23,007)	4,299	43,110	(461)	(7,048)	(856)	(3,416)	(6,300)	—

Income (loss) before income taxes	54,449	97,692	143,899	81,249	142,587	(27,153)	51,503	(181,356)	—

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	(20,649)	(4,802)	(13,107)	326	(2,647)	(23,435)	(7,113)	(16,974)	—
Effect of consolidation/deconsolidation of certain private equity investee companies	(396)	(19,803)	1,316	1,584	—	—	—	—	—

Income (loss) before income taxes	33,404	73,087	132,108	83,159	139,940	(50,588)	44,390	(198,330)	—

*	Major components

Transactions between operating segments are recorded within segment results on commercial terms and conditions and are eliminated in “Other.”

The following table presents the major components of income (loss) before income taxes in “Other”.

	Millions of yen								% Change
	For the three months ended								(B-A)/(A)
	June 30, 2006	September 30, 2006	December 31, 2006	March 31, 2007	June 30, 2007	September 30, 2007	December 31, 2007 (A)	March 31, 2008 (B)
Net gain/loss on trading related to economic hedging transactions	(11,382)	(14,036)	(11,865)	(1,100)	(14,425)	2,808	364	1,513	315.7
Realized gain (loss) on investments in equity securities held for operating purposes	140	4,758	12,953	278	2,107	(781)	135	13	(90.4)
Equity in earnings of affiliates	3,309	6,136	38,983	4,741	5,105	2,579	(5,247)	2,306	—
Corporate items	(7,163)	3,707	(5,900)	(1,755)	(9,687)	(12,252)	(11,750)	20,265	—
Others	(7,911)	3,734	8,939	(2,625)	9,852	6,790	13,082	(30,397)	—

Total	(23,007)	4,299	43,110	(461)	(7,048)	(856)	(3,416)	(6,300)	—

Note: Reclassifications -

The above amounts reflect retrospective application of Statement of Position 07-1, “Clarification of the Scope of the Audit and Accounting Guide—Investment Companies and Accounting by Parent Companies and Equity Method Investors for Investments in Investment Companies” for the year ended March 31, 2008.

NOMURA HOLDINGS, INC.

SUPPLEMENTARY INFORMATION

(UNAUDITED)

“Commissions/fees received” and “Net gain on trading” consists of the following:

Commissions/fees received

	Millions of yen								% Change	Millions of yen		% Change
	For the three months ended								(B-A)/(A)	For the year ended		(D-C)/(C)
	June 30, 2006	September 30, 2006	December 31, 2006	March 31, 2007	June 30, 2007	September 30, 2007	December 31, 2007(A)	March 31, 2008(B)		March 31, 2007(C)	March 31, 2008(D)
Commissions	79,579	66,063	84,190	107,626	112,953	106,883	103,434	81,389	(21.3)	337,458	404,659	19.9

Brokerage Commissions	44,554	32,599	41,951	59,259	64,169	64,655	65,471	56,730	(13.4)	178,363	251,025	40.7
Commissions for Distribution of Investment Trust	25,850	23,122	32,960	38,519	39,172	34,223	30,600	17,247	(43.6)	120,451	121,242	0.7
Fees from Investment Banking	14,351	26,901	32,317	25,707	29,890	16,176	20,340	18,690	(8.1)	99,276	85,096	(14.3)

Underwriting and Distribution	9,151	20,360	26,123	16,254	10,469	10,434	14,219	10,524	(26.0)	71,888	45,646	(36.5)
M&A / Financial Advisory Fees	5,178	6,360	6,084	9,082	18,187	5,691	5,747	8,192	42.5	26,704	37,817	41.6
Asset Management and Portfolio Service Fees	29,732	35,476	36,730	44,039	47,311	50,910	47,636	43,855	(7.9)	145,977	189,712	30.0

Asset Management Fees	26,179	31,758	32,842	39,470	42,904	46,150	43,358	39,552	(8.8)	130,249	171,964	32.0
Total	123,662	128,440	153,237	177,372	190,154	173,969	171,410	143,934	(16.0)	582,711	679,467	16.6

Net gain on trading

Merchant Banking	(2,643)	445	197	(458)	255	2,010	(5,149)	(2,085)	—	(2,459)	(4,969)	—
Equity Trading	31,724	12,684	28,919	64,268	51,696	28,189	25,574	31,496	23.2	137,595	136,955	(0.5)
Fixed Income and Other Trading	26,689	34,413	60,036	33,734	47,816	(21,530)	44,665	(141,217)	—	154,872	(70,266)	—

Total	55,770	47,542	89,152	97,544	99,767	8,669	65,090	(111,806)	—	290,008	61,720	(78.7)

Note: Reclassifications -

The above amounts reflect retrospective application of Statement of Position 07-1, “Clarification of the Scope of the Audit and Accounting Guide—Investment Companies and Accounting by Parent Companies and Equity Method Investors for Investments in Investment Companies” for the year ended March 31, 2008.

Unconsolidated Financial Information of Major Consolidated Entities

(UNAUDITED)

The unconsolidated financial information, prepared under Japanese GAAP, is presented for the following entities;

-Nomura Holdings, Inc. Financial Information (Parent Company Only)

-Nomura Securities Co., Ltd. Financial Information

* The amounts are rounded to the nearest million.

Nomura Holdings, Inc.

Unconsolidated Balance Sheet Information

	(Millions of yen)
	March 31, 2008	March 31, 2007	Increase/(Decrease)
ASSETS
Current Assets	2,272,127	2,249,934	22,193

Cash and time deposits	1,416	15,648	(14,233)
Certificate deposits	18,800	—	18,800
Money held in trust	78,533	55,371	23,162
Short-term loans receivable	2,068,347	2,055,790	12,557
Accounts receivable	76,783	95,123	(18,340)
Deferred tax assets	1,370	1,677	(307)
Other current assets	26,883	26,333	551
Allowance for doubtful accounts	(6)	(8)	2
Fixed Assets	2,177,683	2,188,105	(10,422)

Tangible fixed assets	52,216	54,163	(1,948)
Buildings	16,688	16,264	424
Furniture & fixtures	26,688	29,060	(2,372)
Land	8,839	8,839	—
Intangible assets	142,339	120,035	22,304
Software	142,339	120,035	22,304
Investments and others	1,983,128	2,013,907	(30,779)
Investment securities	156,267	218,367	(62,100)
Investments in subsidiaries and affiliates (at cost)	1,286,638	1,325,346	(38,707)
Other securities of subsidiaries and affiliates	26,021	16,426	9,595
Long-term loans receivable from subsidiaries and affiliates	309,000	317,400	(8,400)
Long-term guarantee deposits	49,548	53,650	(4,102)
Deferred tax assets	131,793	68,288	63,504
Other investments	23,893	14,463	9,430
Allowance for doubtful accounts	(32)	(32)	0

TOTAL ASSETS	4,449,810	4,438,039	11,771

	(Millions of yen)
	March 31, 2008	March 31, 2007	Increase/(Decrease)
LIABILITIES
Current liabilities	1,601,961	1,996,756	(394,794)

Short-term borrowings	1,446,500	1,873,500	(427,000)
Bond due within one year	50,000	—	50,000
Collaterals received	57,035	92,920	(35,886)
Accrued income taxes	11,296	171	11,125
Other current liabilities	37,131	30,165	6,967
Long-term liabilities	1,424,188	965,955	458,233

Bonds payable	354,930	279,962	74,968
Long-term borrowings	1,067,000	683,000	384,000
Other long-term liabilities	2,257	2,993	(736)

TOTAL LIABILITIES	3,026,149	2,962,711	63,438

NET ASSETS
Shareholders’ equity	1,372,324	1,407,903	(35,579)
Common stock	182,800	182,800	—
Capital reserves	112,504	113,962	(1,458)
Additional paid-in capital	112,504	112,504	—
Other capital reserves	—	1,458	(1,458)
Earned surplus	1,155,315	1,188,858	(33,543)
Earned surplus reserve	81,858	81,858	—
Other Earned surplus	1,073,457	1,107,000	(33,543)
Reserve for specified fixed assets	16	19	(3)
General reserve	994,000	994,000	—
Earned surplus carried forward	79,442	112,981	(33,540)
Treasury stock	(78,296)	(77,717)	(579)
Valuation and translation adjustments	39,936	66,201	(26,265)
Net unrealized gain on investments	34,914	67,013	(32,099)
Deferred gains or loss on hedges	5,023	(812)	5,835
Subscription rights to shares	11,401	1,224	10,177

TOTAL NET ASSETS	1,423,661	1,475,328	(51,667)

TOTAL LIABILITIES AND NET ASSETS	4,449,810	4,438,039	11,771

Nomura Holdings, Inc.

Unconsolidated Income Statement Information

	(Millions of yen)
	For the year ended March 31, 2008 (A)	For the year ended March 31, 2007 (B)	Comparison (A-B)/(B)
Operating revenue	419,649	340,886	23.1%

Property and equipment fee revenue	103,971	86,963	19.6
Rent revenue	37,890	37,005	2.4
Royalty on trademark	19,870	21,162	(6.1)
Dividend from subsidiaries and affiliates	228,462	178,342	28.1
Others	29,457	17,414	69.2
Operating expenses	175,269	135,528	29.3

Compensation and benefits	15,039	4,656	223.0
Rental and maintenance	44,742	44,880	(0.3)
Data processing and office supplies	33,850	31,022	9.1
Depreciation and amortization	44,002	36,164	21.7
Others	8,453	6,722	25.8
Interest expenses	29,183	12,083	141.5

Operating income	244,380	205,358	19.0

Non-operating income	3,369	3,616	(6.8)
Non-operating expenses	1,518	1,753	(13.4)

Ordinary income	246,231	207,221	18.8

Special profits	7,300	16,327	(55.3)
Gain on sales of investment securities	7,300	16,327	(55.3)
Special losses	231,048	67,436	242.6
Loss on sales of investment securities	1,106	83	—
Loss on devaluation of investment securities	2,155	1,226	75.8
Loss on devaluation of investments in affiliates	224,565	62,805	257.6
Loss on retirement of fixed assets	3,221	3,322	(3.0)

Income before income taxes	22,483	156,112	(85.6)

Income taxes - current	13,445	12,501	7.6

Income taxes - deferred	(44,946)	(14,623)	—

Net Income	53,985	158,235	(65.9)

Nomura Holdings, Inc.

Unconsolidated Statement of Changes in Net Assets

For the year ended March 31, 2008

	(Millions of yen)
	Shareholders’ equity
	Common stock	Capital reserve			Earned surplus					Treasury stock	Total Shareholders’ equity
		Additional paid-in capital	Other capital reserve	Total capital reserve	Earned surplus reserve	Other Earned surplus			Total Earned surplus
						Reserve for specified fixed assets	General reserve	Earned surplus carried forward
Balance at March 31, 2007	182,800	112,504	1,458	113,962	81,858	19	994,000	112,981	1,188,858	(77,717)	1,407,903
Cash dividends					—			(86,866)	(86,866)		(86,866)
Reversal of reserve for specified fixed assets						(3)		3	—		—
Net income								53,985	53,985		53,985
Purchases of treasury stock										(3,525)	(3,525)
Disposal of treasury stock			(1,458)	(1,458)				(661)	(661)	2,947	828
Other-net
Change in the term	—	—	(1,458)	(1,458)	—	(3)	—	(33,540)	(33,543)	(579)	(35,579)
Balance at March 31, 2008	182,800	112,504	—	112,504	81,858	16	994,000	79,442	1,155,315	(78,296)	1,372,324

	Valuation and translation adjustments			Subscription rights to shares	Total net assets
	Net unrealized gain on investments	Deferred gains or loss on hedges	Total Valuation and translation adjustments
Balance at March 31, 2007	67,013	(812)	66,201	1,224	1,475,328
Cash dividends					(86,866)
Reversal of reserve for specified fixed assets					—
Net income					53,985
Purchases of treasury stock					(3,525)
Disposal of treasury stock					828
Other-net	(32,099)	5,835	(26,265)	10,177	(16,088)
Change in the term	(32,099)	5,835	(26,265)	10,177	(51,667)
Balance at March 31, 2008	34,914	5,023	39,936	11,401	1,423,661

For the year ended March 31, 2007

	(Millions of yen)
	Shareholders’ equity
	Common stock	Capital reserve			Earned surplus					Treasury stock	Total Shareholders’ equity
		Additional paid-in capital	Other capital reserve	Total capital reserve	Earned surplus reserve	Other Earned surplus			Total Earned surplus
						Reserve for specified fixed assets	General reserve	Earned surplus carried forward

Balance at March 31, 2006	182,800	112,504	2,014	114,518	81,858	29	1,020,000	43,131	1,145,018	(80,448)	1,361,888
Cash dividends (*)					—			(68,620)	(68,620)		(68,620)
Cash dividends					—			(45,775)	(45,775)		(45,775)
Reversal of reserve for specified fixed assets (*)						(4)		4	—		—
Reversal of reserve for specified fixed assets						(7)		7	—		—
Reversal of general reserve (*)							(26,000)	26,000	—		—
Net income								158,235	158,235		158,235
Purchases of treasury stock										(204)	(204)
Disposal of treasury stock			(556)	(556)						2,935	2,379
Other-net
Change in the term	—	—	(556)	(556)	—	(11)	(26,000)	69,851	43,840	2,731	46,015
Balance at March 31, 2007	182,800	112,504	1,458	113,962	81,858	19	994,000	112,981	1,188,858	(77,717)	1,407,903

	Valuation and translation adjustments
	Net unrealized gain on investments	Deferred gains or loss on hedges	Total Valuation and translation adjustments	Subscription rights to shares	Total net assets
Balance at March 31, 2006	84,761	—	84,761	—	1,446,649
Cash dividends (*)					(68,620)
Cash dividends					(45,775)
Reversal of reserve for specified fixed assets (*)					—
Reversal of reserve for specified fixed assets					—
Reversal of general reserve (*)					—
Net income					158,235
Purchases of treasury stock					(204)
Disposal of treasury stock					2,379
Other-net	(17,748)	(812)	(18,560)	1,224	(17,336)
Change in the term	(17,748)	(812)	(18,560)	1,224	28,679
Balance at March 31, 2007	67,013	(812)	66,201	1,224	1,475,328

(*)	Items approved in the Board of Directors held on May 2006.

Nomura Securities Co., Ltd.

Unconsolidated Balance Sheet Information

	(Millions of yen)
	March 31, 2008	March 31, 2007	Increase/(Decrease)
ASSETS
Current Assets	13,094,317	12,570,606	523,712

Cash and time deposits	99,821	57,301	42,520
Deposits with exchanges and other segregated cash	50,692	693	49,999
Trading assets:	6,012,280	5,023,167	989,113
Trading securities	4,973,376	4,603,302	370,074
Derivative contracts	1,038,904	419,865	619,038
Margin account assets:	165,368	359,294	(193,927)
Loans to customers in margin transactions	143,666	290,369	(146,703)
Cash collateral to securities finance companies	21,701	68,925	(47,223)
Loans with securities as collateral:	6,235,494	6,903,525	(668,031)
Cash collateral for securities borrowed	5,373,927	5,544,509	(170,582)
Loans in gensaki transactions	861,568	1,359,016	(497,449)
Receivables from customers and others	1,319	1,231	88
Short-term guarantee deposits	339,539	91,028	248,510
Short-term loans receivable	37,125	11,026	26,099
Deferred tax assets	106,066	77,561	28,506
Other current assets	46,646	45,826	820
Allowance for doubtful accounts	(32)	(46)	14

Fixed Assets	77,385	61,787	15,598

Tangible fixed assets	58	43	15
Intangible assets	1,672	653	1,019
Investments and others	75,655	61,091	14,564
Investment securities	195	195	—
Deferred tax assets	41,262	41,217	45
Other investments	34,865	20,575	14,290
Allowance for doubtful accounts	(667)	(896)	229

TOTAL ASSETS	13,171,702	12,632,393	539,310

	(Millions of yen)
	March 31, 2008	March 31, 2007	Increase/(Decrease)
LIABILITIES
Current Liabilities	11,605,224	11,033,512	571,712

Trading liabilities:	2,887,090	2,090,611	796,479
Trading securities	2,277,593	1,672,676	604,918
Derivative contracts	609,497	417,936	191,561
Net payables arising from pre-settlement date trades	8,048	57,469	(49,421)
Margin account liabilities:	13,144	29,988	(16,844)
Borrowings from securities finance companies	2,736	4,385	(1,649)
Customer margin sale proceeds	10,408	25,603	(15,195)
Borrowings with securities as collateral:	3,977,051	5,497,684	(1,520,634)
Cash collateral for securities loaned	2,688,318	3,797,819	(1,109,500)
Borrowings in gensaki transactions	1,288,732	1,699,865	(411,133)
Payables to customers and others	137,213	187,155	(49,942)
Guarantee deposits received	95,581	119,888	(24,307)
Short-term borrowings	3,911,100	2,557,500	1,353,600
Short-term bonds payable	336,500	266,500	70,000
Bond due within one year	100,000	60,000	40,000
Accrued income taxes	12,307	7,690	4,617
Accounts payable	61,649	81,724	(20,075)
Accrued bonuses for employees	15,200	22,700	(7,500)
Other current liabilities	50,341	54,603	(4,262)
Long-term Liabilities	701,840	633,608	68,232

Bonds payable	224,285	198,200	26,085
Long-term borrowings	404,400	371,900	32,500
Reserve for retirement benefits	62,523	58,337	4,187
Other long-term liabilities	10,632	5,172	5,460
Statutory Reserves	5,626	4,346	1,281

Reserve for securities transactions	5,626	4,346	1,281

TOTAL LIABILITIES	12,312,691	11,671,466	641,224

NET ASSETS
Shareholder’s equity	857,535	958,769	(101,233)
Common stock	10,000	10,000	—
Capital reserves	529,579	529,579	—
Additional paid-in capital	529,579	529,579	—
Earned surplus	317,957	419,190	(101,233)
Other Earned surplus	317,957	419,190	(101,233)
General reserve	63,000	63,000	—
Earned surplus carried forward	254,957	356,190	(101,233)
Valuation and translation adjustments	1,476	2,157	(681)
Deferred gains or loss on hedges	1,476	2,157	(681)

TOTAL NET ASSETS	859,012	960,926	(101,914)

TOTAL LIABILITIES AND NET ASSETS	13,171,702	12,632,393	539,310

Nomura Securities Co., Ltd.

Unconsolidated Income Statement Information

	(Millions of yen except percentages)
	For the year ended March 31, 2008(A)	For the year ended March 31, 2007(B)	Comparison (A-B)/(B)
Operating revenue	710,537	770,358	(7.8)%

Commissions	397,399	423,247	(6.1)
Net gain on trading	162,176	214,667	(24.5)
Net gain on other inventories	15	12	24.9
Interest and dividend income	150,946	132,431	14.0
Interest expenses	108,272	85,940	26.0

Net operating revenue	602,265	684,418	(12.0)

Selling, general and administrative expenses	437,126	417,911	4.6

Transaction-related expenses	83,323	85,092	(2.1)
Compensation and benefits	167,625	164,302	2.0
Rental and maintenance	49,726	48,327	2.9
Data processing and office supplies	123,378	107,275	15.0
Others	13,074	12,915	1.2

Operating income	165,138	266,507	(38.0)

Non-operating income	1,608	2,021	(20.4)
Non-operating expenses	2,013	1,828	10.1

Ordinary income	164,734	266,699	(38.2)

Special profits	1,667	643	159.4
Gains due to the exemption from payments of share-based compensation	1,667	643	159.4
Special losses	1,281	1,241	3.2
Reserve for securities transactions	1,281	1,241	3.2

Income before income taxes	165,120	266,101	(37.9)

Income taxes - current	93,022	115,489	(19.5)

Income taxes - deferred	(28,078)	(90)	—

Net income	100,177	150,702	(33.5)

Nomura Securities Co., Ltd.

Quarterly Income Statement Information

	(Millions of yen)
	For the Quarter from April 1, 2007 to June 30, 2007	For the Quarter from July 1, 2007 to September 30, 2007	For the Quarter from October 1, 2007 to December 31, 2007	For the Quarter from January 1, 2008 to March 31, 2008	Year Ended March 31, 2008
Operating revenue	252,044	162,970	191,653	103,871	710,537

Commissions	122,458	102,927	97,102	74,912	397,399
Net gain on trading	77,896	26,154	56,224	1,902	162,176
Net gain on other inventories	2	3	5	5	15
Interest and dividend income	51,687	33,886	38,322	27,051	150,946
Interest expenses	34,446	23,196	28,537	22,093	108,272

Net operating revenue	217,598	139,773	163,116	81,778	602,265

Selling, general and administrative expenses	111,461	108,501	106,904	110,261	437,126

Transaction-related expenses	22,627	21,820	19,899	18,978	83,323
Compensation and benefits	45,227	41,807	41,663	38,928	167,625
Rental and maintenance	12,081	12,435	12,562	12,648	49,726
Data processing and office supplies	28,040	29,235	29,956	36,147	123,378
Other	3,487	3,203	2,824	3,560	13,074

Operating income (loss)	106,137	31,273	56,212	(28,483)	165,138

Non-operating income	500	310	306	492	1,608
Non-operating expenses	438	523	368	683	2,013

Ordinary income (loss)	106,200	31,059	56,149	(28,674)	164,734

Special profits	265	453	478	471	1,667
Gains due to the exemption from payments of share-based compensation	265	453	478	471	1,667
Special losses	316	326	321	318	1,281
Reserve for securities transactions	316	326	321	318	1,281

Income before income taxes	106,150	31,186	56,305	(28,520)	165,120

Income taxes - current	36,757	32,481	13,219	10,565	93,022

Income taxes - deferred	5,981	(21,105)	9,317	(22,271)	(28,078)

Net income (loss)	63,412	19,811	33,769	(16,815)	100,177

NOMURA SECURITIES CO., LTD.

SUPPLEMENTARY INFORMATION

1.	Commission Revenues

(1)	Breakdown by Category

	(Millions of yen except percentages)
	Year Ended		Comparison
	March 31, 2008 (A)	March 31, 2007 (B)	(A-B)/(B) (%)
Brokerage commissions	115,401	133,648	(13.7)%

(Stocks)	109,023	127,751	(14.7)
Underwriting commissions	27,941	49,253	(43.3)

(Stocks)	24,117	41,744	(42.2)
(Bonds)	3,824	7,487	(48.9)
Distribution commissions	122,744	124,040	(1.0)

(Investment trust certificates)	121,150	120,333	0.7
Other commissions	131,313	116,306	12.9

(Investment trust certificates)	64,246	52,374	22.7

Total	397,399	423,247	(6.1)

(2)	Breakdown by Product

	(Millions of yen except percentages)
	Year Ended		Comparison
	March 31, 2008 (A)	March 31, 2007 (B)	(A-B)/(B) (%)
Stocks	139,689	177,416	(21.3)%
Bonds	9,760	16,130	(39.5)
Investment trust certificates	189,737	177,789	6.7
Others	58,213	51,912	12.1

Total	397,399	423,247	(6.1)

2.	Net Gain on Trading

	(Millions of yen except percentages)
	Year Ended		Comparison
	March 31, 2008 (A)	March 31, 2007 (B)	(A-B)/(B) (%)
Stocks	38,022	75,445	(49.6)%
Bonds and forex	124,154	139,222	(10.8)

Total	162,176	214,667	(24.5)

NOMURA SECURITIES CO., LTD.

SUPPLEMENTARY INFORMATION

3.	Stock Trading (excluding futures transactions)

	(Millions of shares or yen except per share data and percentages)
	Year Ended
	March 31, 2008(A)		March 31, 2007 (B)		Comparison (A-B)/(B) (%)
	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount
Total	74,537	106,650,507	71,790	105,345,875	3.8%	1.2%

(Brokerage)	45,558	63,741,516	44,825	64,332,556	1.6	(0.9)
(Proprietary Trading)	28,979	42,908,991	26,966	41,013,320	7.5	4.6

Brokerage / Total	61.1%	59.8%	62.4%	61.1%

TSE Share	6.0%	6.6%	6.4%	7.0%

Brokerage Commission per share (yen)	2.37		2.83

4.	Underwriting, Subscription, and Distribution

	(Millions of shares or yen except percentages)
	Year Ended
	March 31, 2008 (A)	March 31, 2007 (B)	Comparison (A-B)/(B) (%)
Underwriting
Stocks (number of shares)	141	466	(69.8)%
(yen amount)	710,200	1,119,862	(36.6)
Bonds (face value)	6,995,085	6,509,676	7.5
Investment trust certificates (yen amount)	—	—	—
Beneficial interest (face value)	11,800	132,868	(91.1)
Subscripition and Distribution*
Stocks (number of shares)	295	1,023	(71.2)
(yen amount)	835,801	1,263,720	(33.9)
Bonds (face value)	3,750,872	3,894,257	(3.7)
Investment trust certificates (yen amount)	20,429,301	21,430,501	(4.7)
Beneficial interest (face value)	3,000	52,800	(94.3)

*	Includes secondary offering and private placement.

5.	Capital Adequacy Ratio

		(Millions of yen except percentages)
			March 31, 2008	March 31, 2007
Tier I		(A)	756,830	757,358
Tier II	Valuation and translation adjustments		1,476	2,157
	Statutory reserves		5,626	4,345
	Allowance for doubtful accounts		32	46
	Subordinated debt		516,085	310,000

	Total	(B)	523,220	316,549

Illiquid Asset		(C)	145,932	154,421

Net Capital (A) + (B) - (C) =		(D)	1,134,117	919,486

Risk	Market risk		108,263	53,129
	Counterparty risk		259,810	253,360
	Basic risk		132,823	116,905

	Total	(E)	500,896	423,396

Capital Adequacy Ratio		(D)/(E)	226.4%	217.1%